                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              FORM 10-SB /A No. 2


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            Cyberfast Systems, Inc.
                         -----------------------------
                (Name of small business issuer in its charter)



                Florida                               13-5398600
     ------------------------------               -------------------
     State or other jurisdiction of                (I.R.S. Employer
     incorporation or organization                Identification No.)


             777 Yamato Road, Suite 105, Boca Raton, Florida 33431
          -----------------------------------------------------------
                   (Address of principal executive offices)


Issuer's telephone number: (561) 995-6255
                           --------------

Securities to be registered under Section 12(b) of the Act: None
                                                            ----

Securities to be registered under Section 12(g) of the Act:
Class A Common Stock, $.01 Par Value
------------------------------------
           (Title of Class)

                                    PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

     Cyberfast Systems, Inc. ("Cyberfast" or the "Company") is an international provider of digital data communications services. The Company operates primarily between the United States and selected destination countries. Depending on the quality of available circuitry, the Company's network can offer international telecommunications services via Voice over the Internet ("VON") or Voice over Internet Protocol ("VoIP"). In order to insure the highest quality of service, most of the Company's services are handled through VoIP routing. In addition to delivering voice services, Cyberfast can offer fax, data and video capability, together known as Internet Protocol Telephony ("IP Telephony") services. Cyberfast is building a network of Points of Presence ("POP") around the world. This worldwide footprint can be used for transport of voice, data, video, Internet access and multimedia by a variety of users. Cyberfast is able to leverage Internet protocol technology to reduce the costs of providing telecommunications services in traditionally high priced markets.

     The Company's principal office is located at 777 Yamato Road, Suite 105, Boca Raton, FL 33431 and its telephone number is (561) 995-6255.

History
-------

     Budget-Calls Corporation ("BCC") was founded on August 10, 1995 by Edward
J. and Itir Stackpole, the Company's current majority shareholders, as a predecessor to the Company. BCC operations were subsequently transferred into Cyberfast Network Systems Corporation ("CNSC"), and incorporated August 7, 1996 as a Florida corporation. Pursuant to an Agreement and Plan of Reorganization dated November 10, 1998 (the "Reorganization"), Smartfit Foundations, Inc., a non-operating public shell corporation, acquired 100% of the common stock of CNSC and BCC in exchange for 97.8% of its stock, and changed its name to Cyberfast Systems, Inc.

     On May 20, 1999, the Company formed Boca Data Services, Inc. ("BDSI") under the laws of Florida, as a wholly owned subsidiary, to partner with the Company on certain overseas ventures where the acquisition of circuits required two entities. BCC, CNSC, and BDSI currently are non-operating wholly owned subsidiaries of the Company.

     In November, 1999, the Company acquired a Nevada corporation, Global Telcom and Internet Ventures, Inc. ("Global") based in Denver Colorado in exchange for 180,000 restricted shares of Class A Common Stock of Cyberfast. A fee of 20,000 restricted shares of Class A Common Stock was issued to a broker-dealer which acted as finder in the transaction. Global is currently a non-operating wholly owned subsidiary of Cyberfast.

     On May 5, 2000, the Company entered into a Memorandum of Understanding (the "MOU") in connection with the sale of common stock of the Company to The FATA Group Sp.A. ("FATA"). The MOU was replaced when the Company completed the first closing of an investment agreement (the "Agreement") with The FATA Group Sp.A., an Italian corporation

("FATA"). Pursuant to the Agreement, on August 1, 2000, FATA subscribed to and purchased from the Company a total of 1,466,276 shares of the Company's Class A Common Stock for a total purchase price of $1,500,000 (the "First Closing"), consisting of a $300,000 loan from FATA plus accrued interest that was converted to equity, and cash from the internal funds of FATA. Previously, on May 5, 2000, FATA made a $300,000 loan to the Company, which had an interest rate of 6% per annum. Accordingly, on August 1, 2000, the Company received net proceeds of $1,199,964 from FATA.

     Prior to the First Closing of the Agreement, Edward J. Stackpole and Itir Stackpole (the "Controlling Shareholders") beneficially owned approximately 30.2% of the Company's outstanding Class A Common Stock and approximately 77.3% of the Company's Class B Common Stock. The Class B Common Stock is identical to the Class A Common Stock in all respects except that each share of Class B Common Stock has 10 votes in respect to each share of Class B Common Stock. Because of the number of shares and voting power attributed to the Class B Common Stock, the Controlling Shareholders controlled approximately 75.5% of the total voting power of the company prior to the First Closing of the Agreement. Immediately after the First Closing, FATA owned approximately 46.1% of the outstanding shares of the Company's Class A common stock.

     Upon satisfaction of all the conditions stated in the Agreement, but no later than November 30, 2000, FATA may subscribe and agree to purchase from the Company and the Company may issue and sell to FATA a combination of shares of Class A Common Stock, Class B Common Stock and/or Preferred Stock for a total purchase price of $3,500,000 (the "Second Closing"). The Second Closing would give FATA an ownership interest in the Company of 45% and a voting interest in the Company of 51%. Pursuant to the Agreement, if FATA does not proceed with the Second Closing. FATA will have an option, exercisable in FATA's sole discretion until November 30, 2000, to sell to the Company the number of Company shares acquired by FATA at the First Closing for a fixed price of $1,500,000 plus any additional sums or consideration as of such time loaned to or contributed into the Company, plus an interest rate of 6% per year.

Industry Overview
-------------------

     In addition to traditional voice communication transported via Public Switched Telephone Networks ("PSTN"), the past few years have seen the development of communications technologies using the Internet. Pre-Internet telephony operated using analog and digital signals via a two-way point-to-point communication network connecting copper lines, fiber optics and satellite transmissions on a global basis. The Internet is a worldwide public network enabling transfer and sharing of data information through a common communications protocol called Transmission Control Protocol/Internet Protocol ("IP"). Data is transported over the Internet in the form of data packets on a global computer network.

     In 1995 a computer telephone was commercially introduced that allows a user to connect to the Internet and speak to another similarly equipped user as though it were a traditional telephone call. Regardless of the users' locations, the connect cost for this "phone call" was minimal (ignoring the cost of the necessary equipment). This was the beginning of a new industry. Further refinements have enabled systems to be developed that integrate the Internet routing into long distance telephone service without the necessity of having the end user purchase any additional computer equipment. In fact, all that is needed is their traditional telephone equipment. Referred to as IP Telephony, it has not become an industry in itself, but

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rather a new method of communications transport paralleling the world shift toward single, open network systems for all types of communications.

     IP Telephony represents a break-through for worldwide communications. It offers significant advantages over conventional telecommunications systems, including reduced equipment costs, improved bandwidth efficiency, direct routing of calls, lower transmission costs, improved ease of network administration, and delivery of multi-media services over a single network infrastructure. IP Telephony combines the low cost global reach of the Internet and the high quality and security of private IP based networks with the public telephone system's ease of access.

     The dominant driver of IP Telephony today is the opportunity to make inexpensive calls to domestic long distance and international destinations.
This is done through the routing of communications (voice, data, and video) over the public Internet or privately managed networks rather than PSTNs. This competitive advantage is based on the two major factors: (1) higher fees that the traditional long-distance service providers are required to charge to maintain their elaborate systems, and (2) government regulation. For every ten cents that a traditional long-distance carrier collects, about four cents is paid to a regional bell operating company at the origination and termination of the connection. For international calls, that amount may be more, depending on the policies of the non-US carriers. In addition, calls on the PSTN are subject to a variety of taxes and surcharges. For example, some of those surcharges are used to support the Universal Service Fund that subsidizes telephone services for rural and low-income users. IP networks, on the other hand, are statutorily defined as "information services" and are not presently subject to the same regulations as the traditional "telecommunications services" providers.

Business
--------

     Cyberfast utilizes state-of-the-art developments in IP technology to provide toll quality voice and data services. IP technology allows for effective and dynamic sharing of available bandwidth between many users. This is achieved by digitizing voice signals (essentially, converting it to data), segmenting the data stream into data units (packets), compression of voice data, and dynamic multiplexing of channels over a single physical medium. These methods yield more effective and flexible telecommunications models than current land based or wireless models, particularly in less-developed or underserved environments where the local population cannot support the communications infrastructure.

     The Company has developed a VoIP leased-line configuration as a primary building block for its telecommunications infrastructure, and depending upon system quality, may also use VoN as a delivery system. In most cases, the Company will lease dedicated lines and place equipment at a POP in order to provide quality service at peak load levels. Cyberfast is building an international telecommunications network that seamlessly integrates circuit-switched and packet-switched networks on a wholesale level to international long distance carriers and retail distribution of low cost IP services directly to a consumer.

     On the wholesale level, Cyberfast provides wholesale minutes to international long distance carriers in the U.S., and targets destination countries with state monopolized telecommunications companies ("Telcos"), low personal income rates, and high population transfers to the United States. The Company supplies minutes to these destination countries over a proprietary network of gateways using IP Telephony rather than traditional, analog based PSTNs. As a result, Cyberfast is able to sell wholesale minutes at a dramatically reduced cost to secondary suppliers and still generate suitable margins for itself.

     Cyberfast locates its servers with "partners" (independent contractors) in selected destination countries around the world, all of whom sign an exclusive service agreement with the Company. Typically, these partners are paid 35-50% of the revenue derived from terminating calls on a dedicated server for their particular destination country. Cyberfast pays the entire cost of installing the gateways, routers, switches, and international connections at these remote sites. Ultimately, Cyberfast intends to negotiate directly with Telcos in various destination countries to create a termination point for the whole country to sell originated minutes from that country to the U.S. In foreign countries with Telcos the arbitrage between IP and PSTN is even higher for originated minutes from that country to the U.S.

     The Company has entered into a strategic alliance with Royal Dutch Telecom ("KPN") that provides Cyberfast with high bandwidth access to Western Europe. Through the alliance, the Company also gained access to KPN's state-of-the-art satellite communications system with coverage throughout Europe, Asia, and Africa. This access will enable the Company to deploy its toll quality services quickly and efficiently in any geographic location within the KPN service area without having to depend on expensive land-based systems.

     On the retail level, the Company's primary mission is the development of retail markets for international IP telecommunications. An agreement has been signed with the Republic of Georgia to build and operate a wireless telecommunications system, complete with wireless payphones. The Company will develop programs that incorporate a wireless system's international long distance business into Cyberfast's proprietary VoIP network, as well as, provide enhanced retail services through the KPN/Qwest Euro-network as they come online.

Cyberfast System Operations
---------------------------

     Cyberfast is an international provider of communications services operating primarily between the United States and selected destination countries. The Company leases capacity on private fiber optic and satellite-based circuits from tier one telecommunications carriers that originate in the United States and terminate in less developed, underserved countries where Cyberfast provides its services. The Company then sells wholesale voice and data services to carriers seeking to route calls to the underserved locations on a per-minute basis.

     Cyberfast's customers sell VoIP and other IP Telephony services to other carriers, network operators, and corporate end users. The Company's network allows its customers to complete their calls in areas where it provides services at lower cost than the traditional long-distance telephone providers. This is partially due to the very long-term contracts the traditional long-distance telephone providers have entered into with countries around the world at fixed settlement rates.

     Cyberfast's facilities consist of state-of-the-art telecommunications switching and routing equipment that enables reliable delivery of high quality voice and data signals over IP based circuits. The Company's domestic facilities are located in Boca Raton, Florida were it has developed proprietary billing software. This billing system allows the Company to invoice its customers weekly and semi-monthly, as the case may be. Payment is normally required to be made in U.S. dollars via wire transfer within ten business days of invoice.

     Cyberfast researches and identifies selected destination countries currently underserved by IP based network providers. Voice communications to these underserved countries are generally completed using one of the traditional long-distance networks, such as AT&T, MCI-WorldCom, and Sprint. These traditional voice networks have long-term, higher-priced settlement contracts with the primary telephone company in each of the destination countries. They are regulated, and as a result, charge higher termination fees.

     Destination countries are selected for several reasons:

  . Traditional telephone communications costs from the US to the destination country are significantly higher than a minimum threshold level.

  . Company management has had prior relationships with entities in the destination country that have strong business/political contacts and/or are involved in the telecommunications industry in that country.

  . The destination country has adopted and is implementing a plan of deregulation of its telecommunications industry.

  . A Cyberfast review of current services and prices offered by other data service providers to the destination country indicates long term growth potential.

     After the Company has determined eligibility of a specific destination country, a relationship with a local partner is established through an exclusive service agreement. Cyberfast requires its partner provide the following services:

  . Obtain all required permits and/or licenses and otherwise complying with local law.

  .  Staff a regional office twenty-four hours a day, seven days a week.

  . Maintain facilities in the destination country that will provide proper security and safely house Cyberfast equipment.

  . Provide necessary services to maintain all equipment and assure uninterrupted service.

  . Negotiate with all local authorities at the agreed upon destinations to assure and maintain the continued transmission of communications on the circuits.

     The Cyberfast corporate objective is to have between two and four customers for each country it serves. The Company currently limits the number of customers accessing the network to optimize system quality. It is not uncommon for other networks to frequently oversubscribe their networks resulting in a degradation of service.

     The higher quality of service demanded by Cyberfast customers requires the transmission of VoIP rather than traditional data traffic. The Cyberfast system configuration provides voice-quality transmissions. Until advancements in technology allow a comparable level of quality to be achieved over a larger subscriber base, we will continue limiting the number of customers we serve to lower, optimal level. In addition, by having a minimum of two customers for each country the Company continues to realize revenue should one customer experience a service interruption.

Current Agreements to Provide Service in Selected Countries.
------------------------------------------------------------

     Cyberfast has entered into agreements to provide services to over forty cities in selected destination countries. In order to assist in the operation of Company circuits, Cyberfast has entered into an agreement with KPN. As part of this agreement, KPN has provided a fiber optic connection from its facilities in the United States to its facilities in the Netherlands. Additionally, KPN has provided Cyberfast with access to an earth station located in the Netherlands that will permit the Company to serve Eastern Europe, Asia, and Africa where the Company has agreements in place to provide services.

Business Risks
--------------

     Cyberfast's business is subject to a number of significant risks.
Investors should carefully consider the risks described below and any additional risks contained in subsequent filings with the Securities and Exchange Commission and in the Company's press releases. If any of the following risks actually occur, the Company's business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of the Company's shares could decline and investors could lose part or all of their investment.

     1)   Working Capital Deficiency.
          ---------------------------

     Because Cyberfast has had insignificant revenues from November 1998 until June, 2000 the Company has a working capital deficit. The principal stockholders and The FATA Group, S.p.A. have provided loans since June 30, 1999 totaling over $2,000,000. (See History discussion above.) Until the Company's operations provide positive cash flow, it will require additional working capital, either from additional stockholder or bank loans or access to equity capital markets, the availability of which has no certainty.

     2)   Doing Business in Foreign Countries.
          ------------------------------------

     The Company operates in many foreign locations including underdeveloped or developing countries where the customs and business practices are different than those in the United States. The laws and regulations in these countries may either be inadequately enforced or may be changed without notice resulting in an interruption of the Company's service. These actions can include the confiscation of Cyberfast's and/or its Local Contractor's equipment. Furthermore, the judicial system in these countries may not provide the preventive or remedial protections necessary to adequately protect the Company's interests.

     3)   Reliance on Equipment.
          ----------------------

     The Company's success depends on its ability to provide efficient and uninterrupted, high-quality services. The systems and operations necessary to provide this service are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events that may or may not be beyond the control of Cyberfast. The occurrence of any or all of these events could have a material adverse effect on the Company's business.

     4)   Reliance on Third Parties.
          --------------------------

     In each of the foreign countries where Cyberfast provides service, the Company establishes a contractual relationship with a Local Contractor. This local entity is responsible for complying with the appropriate local laws and regulations. In addition, the Contractor is required to obtain and keep current the required licenses and permits, as well as maintain and keep the equipment and circuits operational. To the extent that the Local Contractor does not fulfill his contractual obligations, our business may be materially adversely affected.

     The Company leases circuits from primary telecommunications carriers such as AT&T, MCI WorldCom, and Sprint. If these carriers are unable to provide or expand their current levels of service to the Company, our operations could be materially adversely affected. Although leased lines are usually available from several alternative suppliers, there can be no assurance that the Company could obtain substitute services from other providers at reasonable or comparable prices or in a timely fashion. Cyberfast is subject to risks relating to potential disruptions of such telecommunications services. No assurance can be given that significant interruptions of telecommunications services to the Company will not occur in the future. Changes in tariffs, regulations, or polices by any of the Company's telecommunications providers may adversely affect its ability to offer its services on a commercially reasonable or profitable terms.

     5)   Reliance on a Small Number of Customers.
          ----------------------------------------

     The Company sells its services to a limited number of customers. Each customer generates more than ten percent of the revenues of the Company. For example, in 1998 Star Telecom accounted for more than fifty percent of all the Company's revenues. Cyberfast currently operates under an agreement with its largest customer, IDT, Inc. that has accounted for

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all of the Company's 1999 revenues. Although Company management believes that there are a number of customers to whom the Company can provide its services, changing business conditions may adversely affect Cyberfast if it loses a major customer.

     6)   Possible Regulation of IP Telephony.
          ------------------------------------

     Cyberfast customers use the Internet and private IP networks for the transmission of IP Telephony services. These services consist mainly of VoIP. The FCC does not presently regulate service providers as common carriers or telecommunications service providers. Any regulations that change the current unregulated environment in which the Company operates would negatively affect the profitability and/or competitive advantage of Cyberfast's customers in the marketplace and may result in a material adverse effect on the Company's business model and financial results.

     7)   Competition.
          ------------

     Cyberfast's success depends on the Company's ability to provide its customers a high-quality, lower cost method of completing international long distance services. In recent years, the price of traditional long distance calls has fallen. This trend could continue to a point where the Company's customers no longer have a price advantage over the traditional long distance services. Cyberfast's customers would then have to rely on factors other than price to differentiate their service, which they may not be able to do. Any resulting loss of business or reduction in margins for the Company's customers may, in turn, lead to downward pressure on the price that can be competitively charged for Cyberfast's services and may have a material adverse effect on its business and financial results.

     Some major long distance providers, such as AT&T, Deutsche Telecom, MCI WorldCom, and Qwest Communications, Inc. have entered or plan to enter the market for carrying VoIP. These companies are larger than Cyberfast and have substantially greater resources than the Company. Furthermore, these long distance providers may in the future plan to offer VoIP services to the countries where Cyberfast provides services. The Company is not aware of any traditional long distance provider's plans to offer VoIP services to the countries where it is currently providing (or is planning to provide) services. If these traditional long distance providers were to offer VoIP services to these countries, the Company may not be able to compete successfully.

     8)   Need to Manage Growth.
          ----------------------

     In 1998, Cyberfast experienced a substantial growth of its revenues. The Company plans to continue to aggressively expand its operations. This planned growth, if it occurs, will place a strain on the Company's administrative, operational and financial resources. The Company's success depends, in part, on its ability to manage its growth and to enhance its operational and financial controls. If the Company continues to grow in the future, for which no assurances can be given, it will need to be able to attract and retain highly experienced executives and employees capable of providing the necessary support.

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     9)   Dependence on Management.
          -------------------------

     The Company's success to date has depended in large part on the skills and efforts of Edward Stackpole, the Company's chairman and chief executive officer. The Company has relied upon Mr. Stackpole to establish relationships with its customers, service providers, and various parties in the underserved countries where the Company provides service. If Mr. Stackpole were to become unavailable or unwilling to serve in his present position, the business of the Company could be materially and adversely affected.

     10)  Limited Capitalization and Operating History.
          ---------------------------------------------

     The Company's growth since 1999 has been principally financed with personal loans from Ed and Itir Stackpole. In order to fund its business plan the Company needs substantial additional capital. In addition to its limited operating history, the Company has limited capitalization. In the event the Company is unable to raise additional funds through private equity financing, it may not be able to fully implement its business plan. Companies with limited operating history and limited capitalization make predicting its future operating results difficult.

     11)  Possible Fluctuations in Operating Results.
          -------------------------------------------

     The Company has a limited operating history. Although revenues and operating income increased rapidly in 1998, that growth rate is not indicative of future growth rates. To the extent that the Company may experience interruptions in its ability to transmit communications for any reason, the results of operations for that period will be materially and adversely affected.

     From September 1, 1998 through late December, 1999 Cyberfast had no operational circuits and did not generate any revenues from operations. For this reason, and in view of the Company's limited operating history, the Company believes that period-to-period comparisons of its past or future operating results are not meaningful.

     Future results of operations may fluctuate significantly based upon numerous factors, including any foreign or domestic regulation or FCC ruling, pricing pressures which could lessen the competitive pricing advantage and reduce the traffic usage of its network, the Company's ability to penetrate new markets, and an increase in competition. There can be no assurances that the Company will be profitable on a period-to-period basis or at all.

     12)  Control by Management.
          ----------------------

     Edward J. Stackpole, the Company's chairman and chief executive officer, and his wife, Itir Stackpole, the Company's co-chairman, beneficially own approximately 26.15% of the Company's outstanding Class A Common Stock and 78.33% of the Company's Class B Common Stock. The Class B Common Stock is identical to the Class A Common Stock in all respects except that each share of Class B Common Stock has ten votes in respect to each share of Class A Common Stock. Because of the number of shares and voting power attributed to the Class B Common Stock, the Stackpoles control 73.97% of the total voting power and are able to control the election of the Company's directors and thereby control the policies and operations of the Company.

     If the transaction as contemplated by the MOU with FATA is concluded, and no assurances can be given this transaction will be finalized, FATA will then exercise effective control of the Company through it's fifty-one percent ownership, and the Stackpoles will thereafter become minority shareholders of the Company. (See discussion of History above.)

     13)  Contractual Obligations to Management / No Dividends.
          -----------------------------------------------------

     Pursuant to employment agreements with the Company's key management personnel, the Company is obligated to pay an aggregate of 13.3% of its quarterly net pre-tax income to these persons as bonuses in addition to their base salaries and stock options. There is no adjustment provision in the event the Company has a unprofitable quarter following a profitable quarter. Therefore, it is unlikely that the Company will be able to pay any dividends in light of its obligation to pay bonuses to management. Investors requiring income from dividends should not invest in the Company. In addition, the obligations to pay bonuses to management may have a material adverse effect on the Company's future results of operations.

Regulatory Matters
------------------

     United States
     -------------

     The use of the Internet to provide telephone service is a recent market development. Currently, the FCC is considering surcharges or other regulations upon providers of Internet telephony services. On April 10, 1998, the FCC issued a report to Congress concerning the implementation of the universal service provisions of the Telecommunications Act. In the report, the FCC indicated that it would examine the question of whether certain forms of phone-to-phone Internet telephony are information services or telecommunications services. The FCC noted that it did not have, as of the date of the report, an adequate record on which to make a definitive pronouncement. It further stated that the record suggested that certain forms of phone-to-phone Internet telephony appear to have the same functionality as non-Internet telecommunications services and lack the characteristics that would render them information services.

     If the FCC determines that certain services are subject to FCC regulation as telecommunications services, the FCC may require providers of Internet telephony services to make universal service contributions, pay access charges or be subject to traditional common carrier regulation. This could affect the viability of Cyberfast's business and may have a material adverse effect on the Company's ability to produce revenue from this business. In addition, the FCC sets the access charges on traditional telephone traffic and if it reduces these access charges, the cost of traditional long distance telephone calls will probably be lowered, thereby decreasing the Company's pricing advantage in their respective markets.

     In February 1999, the FCC adopted an order concerning payment of reciprocal compensation. This move could provide support for a possible finding by the FCC that providers of Internet telephony must pay access charges for at least some Internet telephony services. If the FCC were to make such a finding, the payment of access charges could have a material adverse effect on the Company's business.

     To the Company's knowledge, there are currently no domestic (and few foreign) laws and/or regulations that prohibit voice communications over the Internet. State public utility commissions may retain jurisdiction to regulate the provision of intrastate Internet telephony services. A number of countries that currently prohibit competition in the provision of voice communications have also prohibited Internet telephony.

     To Cyberfast's knowledge, there are no laws prohibiting Internet telephony in the countries where it provides service. Other countries permit, but regulate Internet telephony. If Congress, the FCC, state regulatory agencies, or foreign governments begin to regulate or increase their regulation of Internet telephony, such regulation may have a material and adverse effect on Cyberfast's business.

     Foreign Corrupt Practices Act
     -----------------------------

     Upon effectiveness of this Registration Statement, Cyberfast is subject to the Foreign Corrupt Practices Act (the "Act"). The Act requires that all companies that file reports with the SEC:

     . Keep reasonably detailed books and records reflecting transactions and dispositions of assets;

     . Maintain a system of internal controls that include preparation of financial statements in conformity with generally accepted accounting principles and maintaining accountability for assets; and

     . Cannot make any kind of payment, whether considered bribery or not, to foreign government officials for the purpose of obtaining or retaining business or securing any improper advantage.

     The Act applies to companies directly and indirectly through intermediaries. The Act does contain a "knowledge" requirement for payments to or by an intermediary. However, the Act permits facilitating payments to foreign officials for the purpose of expediting or securing routine governmental action by a foreign official. Cyberfast's management believes that the Company fully complies with the Act.

     As a result of conducting business in foreign countries where the customs and business practices are different from the U.S., the Company runs the risk of business interruption for substantial periods of time, or even the termination of the ability to conduct business. Many of the countries where Cyberfast conducts business do not have judicial systems that provide the protection from or expeditious resolution to certain unlawful actions that may be taken against the Company or its local partner and, as a result, the business may be materially and adversely affected. For example, at the end of the third quarter of 1998 the Company experienced an interruption in its primary circuit to a foreign country and its equipment was confiscated. The Company believes that it was acting within the legal guidelines of the country and the confiscation was not justified. As a result, Cyberfast is pursuing the return of its equipment and the restoration of its circuit. As a result of the action, the Company experienced substantial and materially adverse fluctuations in its revenues for the period in question and subsequent periods.

Reports to Security Holders
---------------------------

     The Company is subject to the reporting requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934.

     The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 5/th/ Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer, and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. This site can be accessed at (http://www.sec.gov). The Company's Internet site can be accessed at
-------------------
(http://www.cyberfast.net).
-------------------------

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS

     The following discussion of the financial condition and results of operation for the Company should be read together with the financial statements and related notes included in another part of this registration statement. The financial statements for the quarterly periods ended March 31, 1999 and March 31, 2000 are unaudited, but management believes they contain all accruals and adjustments for fair presentation and the years ended December 31, 1998 and 1999 are audited.

  Results Of Operations
  ---------------------

  Years Ended December 31, 1998 And 1999

  Table 1 - Percentage Analysis of Yearly Results of Operations

================================================================================
                                                        PERCENTAGE CHANGE
------------------------------------------------        -----------------
                                1999      1998      Between Periods (Decrease)
                                ----      ----      --------------------------
--------------------------------------------------------------------------------
Revenues                        100.0%    100.0%                        (94.2%)
--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
 COGS                           146.2%     29.7%                        (71.3%)
--------------------------------------------------------------------------------
 Gross Margin                      N/A     70.3%                       (103.8%)
--------------------------------------------------------------------------------
 General & Administrative       321.2%     45.8%                        (59.1%)
--------------------------------------------------------------------------------
 Common Stock                   507.3%      0.6%                      4,475.8%
--------------------------------------------------------------------------------
Total Op. Expenses              974.7%     46.5%                        (25.4%)
--------------------------------------------------------------------------------
Income (Loss) from operations  (874.7%)    23.8%                       (314.2%)
--------------------------------------------------------------------------------
Other Income                      -         -                             -
--------------------------------------------------------------------------------
 Interest Expense, stockholder   18.0%      -                             -
--------------------------------------------------------------------------------
 Interest Income                  -         0.2%                          -
--------------------------------------------------------------------------------
 Penalties and Interest          26.4%      -                             -
--------------------------------------------------------------------------------
 Proceeds/Contact Settlement      -        11.2%                          -
--------------------------------------------------------------------------------
Income (Loss) before tax       (919.1%)    31.6%                       (252.3%)
--------------------------------------------------------------------------------
Income Tax (Expense) Benefit     51.4%     (3.1%)                       186.2%
--------------------------------------------------------------------------------
Net Income (Loss)              (867.7%)    28.5%                       (259.6%)
--------------------------------------------------------------------------------
Net Income (Loss)/share        ($0.61)    $0.39                        (256.4%)
================================================================================


     Table 1 above represents: (a) the relationship of income and expenses relative to net revenues; and (b) the change between the comparable prior period and current period. This table should be read in the context of the Company's audited financial statements incorporated as part of this filing, elsewhere herein.

     For the year ended December 31, 1999, revenues were $0.436 million compared to $7.475 million in the comparable prior period ended December 31, 1998. This decrease in revenue of $7.911 million represented a 94.2% decline from the comparable prior period ended December 31, 1998. The percentage change between the periods was solely attributed to a governmental confiscation of the Company's revenue producing assets in India during September, 1998. During this period, substantially all of the Company's business operations were conducted in India. As a result of this governmental intervention in India, the Company has initiated policies to minimize exposure to politically motivated and retaliatory actions by foreign governments on U.S. based businesses operating in the lesser developed countries of the world. (Please see Item 1 - Description of Business, "Cyberfast Business Operations" above and Note 3 to the accompanying Financial Statements below for further discussion.) As a result of the extraordinary nature of this governmental intervention, Company management believes the financial information contained herein and the analysis thereof is not indicative of either future operating results or future financial condition.

     The Company's cost of goods sold decreased 71.3% from $2.221 million for the year ended December 31, 1998 to $0.637 million for the year ended December 31, 1999. As a percentage of revenues, cost of goods sold increased from 29.7% for the year ended December 31, 1998 to 146.2% for the year ended December 31, 1999 resulting in a decrease in gross margin of 103.8% from $5.254 million for the year ended December 31, 1998 to a deficit of $0.201 million for the year ended December 31, 1999. The increase in cost of goods sold as a percentage of revenues in fiscal year 1999 as compared to the fiscal year 1998 occurred as a result of the Company's precipitous loss of revenues due to the governmental action in India referenced above. Costs for developing new POPs during the fiscal year ended December 31, 1999 in other areas of the world were not offset by resulting revenue increases.

     General and administrative expenses declined 59.1% from $3.426 million during the period ended December 31, 1998 to $1.399 million in the comparable subsequent period ended December 31, 1999. Notwithstanding a one time commission fee of $1.620 for the period ended December 31, 1998, general and administrative expenses would have decreased only 22.5% between the fiscal year periods. This decrease was the result of the Company's actions to decrease costs in response to the loss of revenues as discussed above. The cost cutting measures adopted by the Company include the termination of employees; reduction of travel and related entertainment expenses; and decrease in general overhead expenses.

     The decline in general and administrative expenses was offset by a substantial increase in expenses related to the issuance of common stock and options to various vendors and employees of the Company. This expense increased $2.162 million, or 4,475.8%, from $0.048 million for the fiscal year ended December 31, 1998 to $2.210 for the comparable subsequent period ended December 31, 1999. The use of stock and options in settlement of services provided and as an inducement to retain professional employment services from senior executives was made possible by the Company's reverse merger into a public shell and subsequent Reorganization in November, 1998. Until such time as the Company is able to provide more standard compensation and benefit packages for the retention of professionally qualified and competent employees or the Company completes the second tranche of equity financing from FATA, the Company expects to continue the use of stock and option grants for recruitment into the near future. However, reliance on this method for financing working capital requirements should diminish substantially during subsequent periods, particularly since the Company completed the first tranche of equity financing from FATA as of August 1, 2000. (For a discussion of the Stock based compensation please see Note 8 to the accompanying audited financial statements and PART I, Item 6 - Executive Compensation.)

     As a consequence of the above factors, the Company experienced income from operations of $1.780 million for the period ended December 31, 1998 compared to a loss from operations of $3.811 million for the comparable subsequent period ended December 31, 1999, or a decline of 314.2%.

     As a result of the Company circuits in India and Pakistan and the Company's inability to activate any new POPs, the controlling shareholders extended a series of loans to the Company at various times during the fiscal year ended December 31, 1999. The loans are in the form of a demand note with interest accruing at 9% per annum and payable quarterly. Because of continuing working capital deficiencies, interest on these loans has remained unpaid. Approximately $0.079 million has been accrued as interest on the Company accounts for the fiscal year ended December 31, 1999. Further interest accruals on this loan will occur during subsequent periods. Except for $300,000 paid in August 2000 as part principal and interest payment, no principal payments will be made against them until such time as FATA and the controlling shareholders agree on a payback schedule based upon positive cash flows of the Company.

     Conversely, the Company earned interest of approximately $0.013 million during the fiscal year ended December 31, 1998 on its outstanding bank balances and cash equivalents. Similar interest earnings for the comparable subsequent period ended December 31, 1999 did not occur for the above stated reasons. Company management expects that once both tranches of equity funding due from FATA are closed, sufficient revenues can be generated from newly commissioned POPs that no additional shareholder loans will be necessary.

     The Company was delinquent in the filing of various federal and state income tax returns and the payment of 1998 federal and state income taxes. Accordingly, estimated penalties and interest of $0.115 million have been recorded on the Company's audited financial statements for the fiscal year ended December 31, 1999. (See Note 5 to the accompanying audited financial statements.) Employee payroll taxes associated with the delinquent filings were completely discharged immediately after the receipt of FATA's first tranche of equity investment. With respect to the payment of income taxes for the period ended December 31, 1998, the Company expects those taxes to be offset by net operating losses for the period ended December 31, 1999. Notwithstanding the offset provided by the NOLs, the Company intends to negotiate with the various taxing authorities to reduce the penalty assessments associated with non-payment of the taxes for the period ended December 31, 1998, although no assurances can be given that such negotiations will produce any reduction of these penalties. Once the results of that negotiation have been determined, the Company will promptly discharge these penalties.

     In December 1998, the Company generated $0.836 million in Other Income as a result of the disposition of the Company's rights to a potential income stream in Pakistan. This receipt was recorded as Other Income since the disposition of this resource was not done in the ordinary course of business.

     As a result of the above reasons, the Company experienced a loss before taxes of $4.004 million for the year ended December 31, 1999 compared to an income before taxes of $2.629 million in the comparable prior period ended December 31, 1998. A tax assessment of $0.260 million for the period ended December 31, 1998 reduced the Company's net income for the period to $2.369 million, and a tax benefit accruing as a result of net operating loss carry forwards decreased the net loss for the comparable subsequent period ended December 31, 1999 to $3.781 million. Accordingly, the Company's results per share of common stock declined from an income per share of $0.39 for the period ended December 31, 1998 to a loss per share of $0.61 for the period ended December 31, 1999. It should be noted, however, that the Company's income tax liabilities for the fiscal year ended December 31, 1998 were assessed under subchapter S provisions of the Internal Revenue Code through September 30, 1998. Had the

Company been taxed as a conventional corporation under those same Internal Revenue Codes, the Company's tax liability would have been $0.989 million for that same period, reducing the Company's net income to $1.640 million from $2.369 million and it's per share earnings to $0.27 from $0.39. This proforma presentation more accurately characterizes the Company's financial performance and tax liability during the period ended December 31, 1998.

Three Month Periods Ended March 31, 1999 And 2000

Table 2 - Percentage Analysis of Quarterly Results of Operations

================================================================================
                           QUARTER                           PERCENTAGE
                           -------                           ----------
                            ENDED                              CHANGE
                            -----                              ------
--------------------------------------------------------------------------------
                           March 31,        March 31,        Between Periods
                           ---------        --------         ---------------
                             2000             1999              (Decrease)
                             ----             ----              ---------
--------------------------------------------------------------------------------
Revenues                       100.0%          100.0%                      N/A
--------------------------------------------------------------------------------
Expenses
--------------------------------------------------------------------------------
 COGS                          206.0%            N/A                     123.2%
--------------------------------------------------------------------------------
 Gross Margin                    N/A             N/A                      14.6%
--------------------------------------------------------------------------------
 General & Administrative      244.4%            N/A                      26.9%
--------------------------------------------------------------------------------
 Common Stock                  301.6%            N/A                     328.7%
--------------------------------------------------------------------------------
Total Op. Expenses            (546.0%)           N/A                     107.7%
--------------------------------------------------------------------------------
Income (Loss) from ops.       (652.0%)           N/A                      83.5%
--------------------------------------------------------------------------------
Other Income                      -               -                         -
--------------------------------------------------------------------------------
 Int. Expense, stockholder      26.7%            N/A                       N/A
--------------------------------------------------------------------------------
 Interest Income                  -              N/A                       N/A
--------------------------------------------------------------------------------
 Penalties and Interest           -               -                         -
--------------------------------------------------------------------------------
Income (Loss) before tax      (678.7%)           N/A                      91.0%
--------------------------------------------------------------------------------
Income Tax (Expense) Ben.         -              N/A                       N/A
--------------------------------------------------------------------------------
Net Income (Loss)             (678.7%)           N/A                     171.3%
--------------------------------------------------------------------------------
Net Income (Loss)/share       ($0.15)         ($0.06)                    150.0%
================================================================================



     Table 2 above represents: (a) the relationship of income and expenses relative to net revenues, and (b) the change between the comparable prior quarterly period and current period. This table should be read in the context of the Company's financial statements incorporated as part of this filing, elsewhere herein.

     For the three month period ended March 31, 2000, revenues increased from $0.00 million for the comparable prior three month period ended March 31, 1999 to $0.135 million. The absence of sales for the three month period ended March 31, 1999 was the direct result of the government intervention in India (as described above in the year to year comparisons). Insignificant revenues were generated for the quarter ended March 31, 2000 as a result of the activation of a circuit administered under new policy guidelines established by the Company in response to the government intervention in India during September, 1998.

     The Company's cost of goods sold increased 123.2% from $0.125 million during the three month period ended March 31, 1999 to $0.278 million during the three month period ended March 31, 2000. Since there was no revenue for the three month period ended March 31, 1999, comparisons between the comparable periods as a percentage of revenues are meaningless. The increase in cost of goods sold was due to increased costs associated with the start-up of POPs. Resulting negative gross margins as a percentage of revenues are meaningless, however, between the periods, the gross margin deficit increased 14.6% from $0.125 million during the three month period ended March 31, 1999 to $0.143 million during the three month period ended March 31, 2000. These negative margins are the result of equipment purchases and installation and maintenance expenses that the Company normally incurs prior to the start-up of POPs.

     General and administrative expenses increased 26.9% from the three month period ended March 31, 2000 from the comparable prior period ended March 31, 1999 to $0.330 million from $0.260 million. These increases were associated with activities by the Company in anticipation of the establishment of revenue generating POPs. Since there were no revenues for the three month period ended March 31, 1999, percentage of revenues analysis are meaningless. For the three month period ended March 31, 2000, general and administrative expenses were 244.4% of revenues for the period. These general and administrative expenses largely represent the Company's fixed costs, and while there was an increase of 26.9% between the three month periods, this increase was the result staffing and support adjustments in anticipation of the start-up of revenue generating POPs.

     The Company also continued to increase expenses related to the issuance of common stock and options to various vendors and employees as a result of obligations of the Company under various employment and service agreements. This expense category increased 328.7% from $0.095 million in the quarter ended March 31, 1999 to $0.407 million in the comparable subsequent period ended March 31, 2000. However, with the completion of the first tranche of equity financing from FATA as of August 1, 2000, and the expectation the second tranche will be completed as scheduled, the Company expects its usage of this method to compensate vendors will diminish in future periods.

     As a result of the above reasons, during the three month period ended March 31, 2000, total operating expenses and loss from operations increased 107.7% and 83.5% respectively from $0.355 million and $0.331 million for the comparable prior three month period ended March 31, 1999 to $0.737 million and $0.880 million for the three month period ended March 31, 2000.

     Interest expense from stockholder loans increased from $0.00 during the three month period ended March 31, 1999 to $0.036 million for the period ended March 31, 2000, producing a net loss of $0.916 million for the current three month period compared to a net loss of $0.480 for the comparable prior period. An income tax benefit of $0.142 million was recorded for the three month period ended March 31, 1999, producing a net loss for the period of $0.338 million compared to a net loss of $0.916 million for the three month period ended March 31, 2000, with no income tax provision made. This increase in net loss represented an increase of 171.3% between each three month period.

     Accordingly, net loss per share of the Company's common stock increased from $0.08 during the three month period ended March 31, 1999 to $0.15 for the comparable subsequent period ended March 31, 2000.

     As a result of net operating loss carry forwards, the Company has substantial tax benefits, eliminating the necessity for the calculation of any tax provisions for the three month periods ended March 31, 1999 and 2000.

Liquidity And Capital Resources
-------------------------------

Years Ended December 31, 1998 And 1999

     Net cash used in operating activities for the fiscal year ended December 31, 1999 was $0.946 million compared to $2.445 million provided by operations in the comparable prior period ended December 31, 1998, representing a decline of $3.391 million or 138.7%. This deficit in net cash was primarily the result of a $3.781 million net loss for the fiscal year ended December 31, 1999 as compared to net income of $2.369 for the comparable prior period. The net cash deficit was partially offset by an increase in stock based contributions of $2.210 million and accounts payable of $0.640 million from the fiscal year ended December 31, 1998 to the comparable period ended December 31, 1999.

     Net cash used in investing activities was $0.362 million for the fiscal year ended December 31, 1999 compared to net cash provided of $0.057 for the comparable prior period in 1998. The major component in investing activities for the period ended December 31, 1999 was the acquisition of equipment, while in the comparable prior period ended December 31, 1998, the purchase of equipment was largely offset by the repayment of loans to shareholders.

     For the fiscal year ended December 31, 1999, net cash provided by financing activities was $1.298 million, compared to $2.670 used in financing activities during the comparable prior period ended December 31, 1998. The primary components of the financing activity consisted of shareholder loans of $1.276 million during the fiscal year ended December 31, 1999 and distributions under Subchapter S of the Internal Revenue Code of $2.741 million in the comparable prior period ended December 31, 1998.

     As of December 31, 1999, the Company had a working capital deficit of $2.296 million and a cash overdraft of $0.023 million compared to a working capital deficit of $0.367 million and a cash balance of $0.010 million in the comparable prior period ended December 31, 1998. The working capital deficit was largely due to substantial increases in shareholder loans and accounts payable between the periods. For the fiscal year ended December 31, 1999, shareholder loans and accounts payable totaled $1.346 million and $0.791 million respectively compared to $0.071 million and $0.151 million respectively for the comparable prior period ended December 31, 1998. The shareholder loans were required as a result of continuing unprofitable operations of the Company, as explained in the Results of Operations discussed above, and are evidenced by promissory notes due on demand which bear 9% per annum interest.

     Company management expects the working capital deficit will be resolved once both tranches of the FATA equity subscription is closed. The first tranche of equity financing was closed on August 2, 2000, and the second tranche is expected to close on or before November 30, 2000. In the event the second tranche of the FATA investment does not close, the Company will remain largely dependent on the extension of shareholder loans to finance its working capital deficits or the recruitment of additional equity capital.

Three Month Periods Ended March 31, 1999 And 2000

     Net cash used in operating activities decreased 16.8% to $0.164 million for the three month period ended March 31, 2000 compared to $0.197 for the comparable prior period ended March 31, 1999. This decrease was largely the result of substantial increases in stock based compensation and accounts payable. (Please see Results of Operations above for a discussion of these items.)

     Net cash from investing activities changed from a deficit of $0.026 million for the period ended March 31, 1999 to a surplus of $0.005 million for the subsequent period ended March 31, 2000, the deficit being caused by the purchase of property and equipment and the surplus the result of repayments for cash advances.

     The Company's net cash provided by financing activities decreased 32.5% from $0.241 million for the three month period ended March 31, 1999 to $0.163 million for the comparable subsequent period ended March 31, 2000. This decrease was primarily the result of a decrease in loans from stockholders between the periods.

     The above factors combined to produce a decline in cash and cash equivalents from $0.028 million for the three month period ended March 31, 1999 to $0.003 million for the subsequent comparable period ended March 31, 2000.

     As of March 31, 2000, the Company had a working capital deficit of $2.782 million compared to a deficit of $2.296 million for the year ended December 31, 1999. The increase in the deficit was the result of continued increases in stockholder loans, accounts payable, and stockholder compensation. All increases were the result of normal operations of the Company's business.

     On August 1, 2000 the Company received proceeds of approximately $1.200 million from the FATA subscription pursuant to an Investment Agreement executed between FATA and the Company replacing the MOU (discussed elsewhere herein). These proceeds include an investment of $1.500 million, offset by the repayment of an earlier loan of $0.300 million plus accrued interest at 6% per annum. An additional investment of $3.500 million is expected no later than November 30, 2000; however, the second tranche is conditional on the completion of due diligence by FATA. Should FATA decline further investment for whatever reason, the Company would be required to redeem the initial $1.500 million investment. Said redemption is personally guaranteed by certain of the Company's shareholders. Should the second tranche of the Investment Agreement fail to materialize and the Company be required to redeem the initial investment, the Company would be subject to material and adverse financial conditions that could threaten its ability to conduct normal business operations. The Company would then be required to seek further stockholder loans or seek other sources of equity financing, although no assurances can be made regarding the availability of either sources for this financing.

Plan of Operations
------------------

          During the succeeding twelve month period, Company management expects to continue reliance on shareholder loans to finance it's working capital deficit, but in addition, new equity subscriptions and the start-up of new POPs currently under contract will provide sources of working capital sufficient to restore working capital surpluses. In that regard, shareholder loans have increased from a total of $1.346 million on December 31, 1999 to $1.488 million on May 31, 2000. A bridge loan of $0.300 million was provided to the Company. As stated previously, the Company entered into an Investment Agreement on July 26, 2000 that provides for an equity infusion of $5.0 million in exchange for a 45% equity stake and 51% voting interest in the Company. The Investment Agreement also grants FATA warrants to purchase an additional 6% equity stake (bringing its equity stake to 51%, to equal its voting interest). The warrants are exercisable at a price of $3.00 per share, further adding to the Company's working capital position. These warrants must be exercised within one year of the final closing.

          Company management is mindful of the consequences of arbitrary government action with respect to operations in foreign jurisdictions where the Company may not have the benefit of legal due process, as was the case in India in 1998. In an effort to mitigate interruption of the Company's business in these foreign jurisdictions, Company management has implemented a program whereby the Company is shielded from any direct governmental actions through engagements with local partners. Each local partner will have the ultimate responsibility of governmental and regulatory relations in each destination country, thereby protecting Company assets from predatory seizures by hostile governments. The process of identifying, recruiting, and engaging local implementation partners is governed by the following principles:

     . Traditional telephone communications costs from the US to the destination country are significantly higher than a minimum threshold level.

     . Company management has had prior relationships with entities in the destination country that have strong business/political contacts and/or are involved in the telecommunications industry in that country.

     . The destination country has adopted and is implementing a plan of deregulation of its telecommunications industry.

     . A Cyberfast review of current services and prices offered by other data service providers to the destination country indicates long term growth potential.

          Company management expects that the implementation of these policies will safeguard both Company assets and important revenue streams, as well as, further insulate the Company from the vagaries of international political intrigues beyond the control of Company management.

Forward Looking Statements
--------------------------

     CERTAIN STATEMENTS MADE IN THIS REGISTRATION STATEMENT ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, OUR ANTICIPATION THAT OUR PRINCIPAL STOCKHOLDERS WILL SUPPLY WORKING CAPITAL LOANS AND THAT THE COMPANY WILL CONCLUDE THE EQUITY FINANCING CONTEMPLATED UNDER THE MOU WITH FATA. THESE STATEMENTS ARE BASED ON MANAGEMENT'S BELIEFS AND ASSUMPTIONS AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. OUR PRINCIPAL STOCKHOLDERS MAY DISCONTINUE MAKING LOANS AND FATA MAY ELECT NOT TO COMPLETE ITS PROPOSED EQUITY FUNDING.

ITEM 3.  DESCRIPTION OF PROPERTY

Circuit Leases
--------------

     The Company leases fiber optic and/or satellite-based circuits at fixed rates from telecommunications carriers. These circuits terminate in the destination countries where service is to be provided. Cyberfast, in turn, sells access to these circuits to carriers on a per-minute basis.

     The Company currently has four circuit leases in service with Qwest. On two of the leases the monthly cost to the Company is $7,000 per lease, and the other two leases are at a monthly cost of $4,000 per lease. The Company has one circuit lease in service with KPN at a monthly cost of $10,000, one circuit lease in service with MCI at a monthly cost of $23,000 and one circuit lease in service with AT&T at a monthly cost of $28,000.

Equipment Leases
----------------

     Cyberfast leases state-of-the-art carrier-class equipment manufactured by Cisco (and others) for use in its facilities. This equipment consists of highly scalable gateway servers, routers and switches capable of reliably transmitting voice, data and video signals over an IP based network. Equipment leases are for a three year term which automatically renew on a yearly basis unless Cyberfast provides ninety days notice of the Company's decision not to renew. The lease provides the Company with the option of purchasing the equipment for the fair market value of used, well maintained equipment at the time the lease terminates. The Company is required to maintain the equipment at its own expense. Because it has in-house maintenance capability, the Company has not entered into any service contracts for maintenance. Cyberfast bears the risk of loss during the term of the lease and is required to maintain an insurance policy for the full replacement value of the equipment. The Cisco equipment is installed at the

Company's Boca Raton, Florida facilities where it is available to transmit voice and data traffic for customers on a 24 hours a day, 7 days a week basis.

Office Leases
-------------

     The Company is a party to a five year lease for its corporate offices in Boca Raton, Florida. The Company will also house and maintain its transmission facilities at this location. The lease expires on June 14, 2004. The total lease payment for year 1999 was approximately $25,000 and for year 2000 will be approximately $100,000.

     The Company is currently not a party to any other long-term leases for office space either domestic or foreign.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table provides certain information (consisting of Class A and Class B Common Stock) as of August 11, 2000 concerning the beneficial ownership of the Company's voting stock held by each director and named executive officer; each person known by us to be the beneficial owner of at least five percent of the Company's voting stock; and all named executive officers and directors as a group. The information is provided on a combined basis for Class A and Class B Common Stock to reflect share ownership and voting power for the combined classes.


Name and Address         Number of        Percent of       Number of        Percent of     Total of Class    Percent of Voting
 of Beneficial            Class A          Class A          Class B          Class B        A and Class B     Power (Combined
 Owner                     Shares           Shares          Shares           Shares            Shares             Classes)
 ----                      ------           ------      --------------    --------------       ------             -------
Edward J. and Itir         1,069,394/(1)/     26.15%         3,507,400           78.33%        4,576,744/(1)/          73.97%/(1)/
Stackpole

N. Bruce Walko               207,358/(2)/      6.03%               -0-             -0-           207,358/(2)/           0.43%/(2)/

M. Dowell Stackpole          158,000/(3)/      4.73%               -0-             -0-           158,000/(3)/           0.33%/(3)/

Gerard Werner                101,471/(4)/      3.04%               -0-             -0-           101,471/(4)/           0.21%/(4)/

Bert Perez                   210,000/(5)/      6.11%               -0-             -0-           210,000/(5)/           0.44%/(5)/

William Wollrab              300,988/(6)/      8.56%               -0-             -0-           300,988/(6)/           0.62%/(6)/

All officers and           2,022,161/(7)/     40.94%         3,507,400           78.33%        5,529,561/(7)/          74.62%/(7)/
directors as a
group (7 persons)

Oguz Stackpole               121,100           3.73%           965,200           21.56%        1,086,300               20.35%

The FATA Group Sp.A.       1,466,276           45.3%               -0-             -0-         1,466,276                3.05%

_____________
(1) Includes options to acquire 425,000 shares held by Edward Stackpole of which 400,000 are exercisable at $3.50 per share for ten years from date of grant and of which 25,000 are exercisable at $3.00 per share for ten years from date of grant. Also includes options to purchase 425,000 held by Itir Stackpole, of which 400,000 are exercisable at $3.50 per share from date of grant and of which 25,000 are exercisable at $3.00 per share for ten years from date of grant.
(2) Includes options to acquire 200,000 shares exercisable at $3.00 per share for ten years from date of grant.
(3) Includes options to acquire 100,000 shares exercisable at $3.50 per share for ten years from date of grant. Also includes 8,000 shares held by
    M. Dowell Stackpole's wife and six children.
(4) Includes options to acquire 100,000 shares exercisable at $3.50 per share for ten years from date of grant.
(5) Includes options to acquire 200,000 shares exercisable at $3.50 per share for ten years from date of grant.
(6) Includes options to acquire 150,000 shares exercisable at $3.50 per share for ten years from date of grant and options to acquire 125,000 shares exercisable at $4.20 per share for ten years from date of grant.
(7) Includes footnotes 1 through 6.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers
--------------------------------

     Executive officers of the Company are elected by the Board of Directors and serve for a term of one year and until their successors have been elected and qualified or until their earlier resignation or removal by the Board of Directors, except as otherwise provided in the employment agreements with Edward
J. Stackpole, Itir Stackpole and Bert Perez. There are no family relationships among any of the directors and executive officers of the Company.

     The following table sets forth names and ages of all executive officers and directors of the Company:

Name                         Age          Position                                        Director Since
----                         ---          --------                                        --------------
Edward J. Stackpole           56          Co-Chair of the Board of Directors, Chief             11/98
                                          Executive Officer

Itir Stackpole                45          Co-Chair of the Board of Directors, Vice              11/98
                                          President

N. Bruce Walko                60          President, Director                                   11/99

M. Dowell Stackpole           45          Director                                              11/98

Bert Perez                    36          Chief Technical Officer, Director                     12/99

William Wollrab               43          Vice President, Business Development                   N/A

Gerard Werner                 27          Secretary, Director                                   11/99

     Edward J. Stackpole founded the operations of the Company through the BCC and CNSC subsidiaries. Since August, 1995, Mr. Stackpole has served as president the BCC and CNSC subsidiaries, and since the Company's Reorganization in November, 1998, has been Chief Executive Officer and Chairman of the Company's Board of Directors. For six years prior to that date, Mr. Stackpole was the general partner of EJS Associates that distributed AT&T equipment in Turkey. Edward and Itir Stackpole are husband and wife.

     Itir Stackpole co-founded the operations of the Company through the BCC and CNSC subsidiaries. Since August 1995, Mrs. Stackpole has served as vice president of the BCC and CNSC subsidiaries, and, since the Company's Reorganization in November, 1998, has held the office of vice president and co-chairman of the Board of Directors. Mrs. Stackpole was also general partner of EJS Associates in Turkey from 1989 through August 1995.

     Mr. Bruce Walko has been President and a Director of the Company since November, 1999 as a consequence of acquisition of Global by the Company. Mr. Walko also serves as a Director of enhancement Technologies, Inc., a NASDAQ small cap company located in Fremont, CA. He has a B.S. degree in Computer Science from Purdue University and an MBA in Finance and Marketing from the University of Southern California.

     Mr. Bert Perez has been the Chief Technical Officer and a Directors since June 1999. Mr. Perez was employed by Sprint Communications, Inc. in south Florida from 1992 through 1999 as Data Support Manager and prior to that as an MIS manager for ABC television. In his prior positions, Mr. Perez was responsible for the design and implementation of network solutions and technical support.

     Mr. Bill Wollrab was a Director of the Company as a consequence of acquisition of Global by the Company. He has been involved in business consulting since March, 1998. From 1986 to 1993 Mr. Wollrab was a commercial real estate broker with Marcus & Millichap, Denver, Colorado. Mr. Wollrab received his BA in German Literature in 1979 from Lake Forest College, Lake Forest, Illinois. Effective August 2, 2000, Mr. Wollrab resigned from the Company's Board of Directors to make a seat available for a nominee of FATA. As consideration for this resignation, the Company accelerated the vesting of certain options due to Mr. Wollrab during the forthcoming fiscal year ending December 31, 2001.

     Mr. Gerard Werner is a Director and Secretary of the Company as a consequence of acquisition of Global by the Company. Mr. Werner is a member of the District of Columbia Bar Association and received his A.B. in May 1994 from Georgetown University, J.D. in May 1997 from Georgetown University Law Center.

     Mr. M. Dowell Stackpole became a director in December, 1998. Mr. Stackpole has been employed as an analyst for Taylor & Company, a private investment firm since January 1994. Mr. Stackpole is the brother of Mr. Edward J. Stackpole, Cyberfast's Chief Executive Officer.

Board of Advisors
-----------------

     In addition to the Company's Board of Directors, it has added a Board of Advisors as the result of the Global acquisition. The members on the Board of Advisors include:

Lee W. McKnight

     Dr. McKnight is a consultant of the Company and has been with the Company since October of 1999 as a consequence of acquisition of Global by the Company. Dr. McKnight is Associate Professor of International Communication and Director of the Edward R. Murrow Center at the Fletcher School of Law and Diplomacy, Tufts University; Research Affiliate at the MIT Center for Technology, Policy and Industrial Development; founder of the Internet Telephony Consortium; and President of Marengo Research, a consultancy. Professor McKnight received his PhD from MIT in 1989, MA from Johns Hopkins University in 1981, and BA from Tufts University in 1978.

William H. Lehr

     Mr. Lehr is a consultant of the Company and has been with the Company since October of 1999 as a consequence of acquisition of Global by the Company. From 1997 to present, Mr. Lehr has been an Assistant Professor of Finance and Economics at the Graduate School of Business, Columbia University New York, NY. From January of 19 97 to the present, Mr. Lehr has been an affiliate of Internet Telephony and Interoperability Consortium, Center for Technology, Policy and Industrial Development at Massachusetts Institute of Technology. Mr. Lehr received his Ph.D. in Economics from Stanford University in 1992, his MBA from The Wharton School, University of Pennsylvania in 1984.

ITEM 6.  EXECUTIVE COMPENSATION

Compensation and other Benefits of Executive Officers
-----------------------------------------------------

     The following table sets out the compensation received for the fiscal years end December 30, 1997, 1998, and 1999 in respect to each of the individuals who were the Company's chief executive officer at any time during the last fiscal year and the Company's four most highly compensated executive officers whose total salary and bonus exceeded $100,000 (the "Named Executive Officers").

                                                  SUMMARY COMPENSATION TABLE

                    FISCAL YEAR COMPENSATION                                          LONG TERM COMPENSATION

                                                                         Awards                   Payouts
                                                                         ------                   -------
                                                                                           Restricted
                                                                                             Shares
                                                      Other             Securities             or                       All Other
                                                     Annual                under           Restricted        LTIP        Compen-
        Name and                Salary    Bonus      Compen-            Option/SARs          Share          Payouts       sation
   Principal Position     Year   ($)       ($)       sation               Granted            Units            ($)          ($)
---------------------     ----  ------    -----    ----------       -------------------  --------------  ------------- -----------
Edward J. Stackpole/      1999  300,000       0     28,800/(1)/            250,000            0                0          0
Co-Chair and CEO          1998  262,882       0      2,400/(1)/                               0                0      1,370,459/(2)/
                          1997    N/A         0        0                     N/A              0                0         N/A

Itir Stackpole/           1999  250,000       0        0                   250,000            0                0          0
Co-and Vice President     1998  262,882       0        0                      0               0                0      1,370,459/(2)/
                          1997    N/A         0        0                     N/A              0                0         N/A

Ridvan Ali Gurkan/        1999     0          0        0                      0               0                0          0
Vice President,           1998  308,000/(3)/  0        0                      0               0                0          0
International Operations  1997     0          0        0                      0               0                0          0

Alan T. Goldstein         1999   50,000       0        0                    50,000          10,000             0          0
                          1998    N/A        N/A      N/A                    N/A             N/A              N/A        N/A
                          1997    N/A        N/A      N/A                    N/A             N/A              N/A        N/A

Bert Perez                1999   58,333       0     8,400/(1)/             100,000          10,000              0         0
Chief Technical Officer   1998    N/A        N/A      N/A                    N/A             N/A              N/A        N/A
                          1997    N/A        N/A      N/A                    N/A             N/A              N/A        N/A

___________________
(1)  Represents car allowance.
(2) In 1998 CNSI was taxed under Subchapter S of the Internal Revenue Code. Edward and Itir Stackpole, as holders of 100% of the stock of CNSI, received distributions under Subchapter S of the Internal Revenue Code. One-half is imputed to each as other compensation.
(3)  Represents commissions.

Agreements with Management
--------------------------

     On January 1, 1999, Mr. Edward J. Stackpole entered into a three-year employment agreement with the Company at an annual salary of $300,000 per year and a quarterly bonus equal to 5% of the Company's net pre-tax quarterly income. Mr. Stackpole was also granted 600,000 non-qualified stock options exercisable at $3.50 per share over a 10-year period that will vest in increments of 50,000 options quarterly, provided that Mr. Stackpole is still employed on the last day of each quarter.

     On January 1, 1999 Mrs. Itir Stackpole entered into a three-year employment agreement with the Company at an annual salary of $250,000 per year and a quarterly bonus equal to 5% of the Company's net pre-tax quarterly income. Mrs. Stackpole was also granted 600,000 non-qualified options at $3.50 per share over a 10-year period that vest in increments of 50,000 options quarterly, provided that Mrs. Stackpole is still employed on the last day of each quarter.

     On June 1, 1999, Mr. Alan T. Goldstein entered into a three-year employment agreement with the Company at an annual salary of $100,000 per year. Mr. Goldstein's employment with the Company was terminated February 4, 2000. He received a signing bonus of 10,000 shares of the Company's Class A Common Stock, of which 5,000 vested immediately and 5,000 vested on December 1, 1999. Furthermore, Mr. Goldstein was granted 300,000 non-qualified options exercisable at $5.00 per share over a 10-year period, vesting in increments of 25,000 options quarterly. Mr. Goldstein and the Company are currently involved in an arbitration proceeding regarding the termination of his employment and the vesting of options relating thereto. (See PART II, Item 2 - Legal Proceedings, below for a discussion.)

     Effective on June 1, 1999, Mr. Bert Perez entered into a three-year employment agreement with the Company at an annual salary of $100,000 per year. Mr. Perez also receives a quarterly bonus equal to 3.3% of the Company's net pre-tax quarterly income. He received a signing bonus of 10,000 shares of the Company's Class A Common Stock, of which 5,000 vested immediately and 5,000 shares vested on December 1, 1999. Mr. Perez was granted 300,000 non-qualified options exercisable at $3.50 per share over a 10-year period that vest in increments of 25,000 options quarterly, provided that Mr. Perez is still employed on the last day of each quarter.

     The Company granted Mr. M. Dowell Stackpole 58,000 shares of Class A Common Stock on in January 1999 as compensation for joining the board of directors.

     From approximately the end of the third quarter of 1998 through the end of the second quarter of 1999, Mr. Edward J. and Itir Stackpole, our chief executive officer and vice-president respectively, held as nominees for Cyberfast, approximately $538,097 in personal accounts. These funds are reflected in the audited financial statements for the year ended December 31, 1999 as cash equivalents of Cyberfast. The funds including interest were used subsequent to December 31, 1999 as Cyberfast's working capital.

Option/Stock Appreciation Rights ("SAR") Grants during the most recently
------------------------------------------------------------------------
completed Fiscal Year
---------------------

     The following table sets out the stock options granted by the Company during the previous fiscal year to the Named Executive Officers of the Company. The following amounts include options that were granted prior to the previous fiscal year but were repriced during that year.

                                             OPTION/SAR GRANTS IN PREVIOUS YEAR
                                                      INDIVIDUAL GAINS

                         Number of            % of Total
                         Securities          Options/SARs
                         Underlying           Granted to
                        Options/SARs         Employees in        Exercise or Base      Market Price on
Name                    Granted (#)          Fiscal Year           Price ($/Sh)         Date of Grant       Expiration Date
----                    ------------         ------------        ----------------      ---------------      ---------------
Edward J. Stackpole        200,000                30.77%                $3.50              $ 5.25              01/01/09
                            50,000                 7.69%                $3.50              $ 7.00              12/31/09

Itir Stackpole             200,000                30.77%                $3.50              $ 5.25              01/01/09
                            50,000                 7.69%                $3.50              $ 7.00              12/31/09

Alan Goldstein              50,000                 7.69%                $3.50              $ 7.00              01/01/09

Bert Perez                  50,000                 7.69%                $3.50              $ 9.19              06/01/09
                            50,000                 7.69%                $3.50              $ 7.00              12/31/09

_______________

Aggregated Option/SAR Exercised in Last Financial Year and Fiscal Year-End
--------------------------------------------------------------------------
Option/SAR Values
-----------------

          The following table sets out all Option/SAR exercised by the Named Executive Officers during the most recently completed fiscal year and the Option/SAR values for such persons as of the end of the most recently completed fiscal year.

Aggregated Option/SAR Exercised in Last Fiscal Year and FY-End Option/SAR Values

                                                                          Number of Securities
                                                                               Underlying               Value of
                                                                              Unexercised              Unexercised
                                                                            Options/SARs at          Options/SARs at
                                                                               FY-End (#)              FY-End ($)



                           Shares Acquired on                                  Exercisable/            Exercisable/
Name                          Exercise (#)         Value Realized ($)         Unexercisable           Unexercisable
----                       ------------------      ------------------         --------------          -------------
Edward J. Stackpole               -0-                      -0-                  250,000                  $1,750,000

Itir Stackpole                    -0-                      -0-                  250,000                  $1,750,000

Alan T. Goldstein                 -0-                      -0-                   50,000                  $  350,000

Bert Perez                        -0-                      -0-                  100,000                  $  700,000

_______________

Compensation of Directors
-------------------------

     No salaries are paid to directors. However, each director receives options to acquire 50,000 shares of Class A Common Stock for each year of service as a director.

     No pension or retirement benefit plan has been instituted by the Company and none is proposed at this time and there is no arrangement for compensation with respect to termination of the directors in the event of change of control of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Edward and Itir Stackpole are husband and wife. M. Dowell Stackpole and Edward Stackpole are brothers.

     The following table describes the shares that the Company issued to management and persons who were beneficial owners of more than five percent of the Company's common stock as part of the November 1998 Reorganization:


Shareholder Name                                  Number and Class of Shares Issued
----------------                                  ---------------------------------
Edward J. and Itir Stackpole                      251,044 shares of Class A Common Stock
                                                  3,507,400 shares of Class B Common Stock

Oguz Stackpole/(1)/                               198,800 shares of Class A Common Stock
                                                  965,200 shares of Class B Common Stock

Ali Gurkan/(2)/                                   67,450 shares of Class B Common Stock

Shareholder Name                         Number and Class of Shares Issued
----------------                         ---------------------------------

                                         49,806 shares of Class A Common Stock
Kenneth Greenberg/(3)//(4)/              70,350 shares of Class A Common Stock
                                         209,950 shares of Class B Common Stock

______________________
(1) Son of Mr. and Mrs. Stackpole.
(2) Mr. Gurkan was a director at the time of the Reorganization. Mr. Gurkan is the brother of Itir Stackpole.
(3) Mr. Greenberg was an officer at the time of the Reorganization. Includes 50,350 shares of Class A Common Stock issued to Greengold International Corp., of which Mr. Greenberg was an affiliate.
(4) Issued to Greengold International Corp. a corporation of which Mr. Greenberg is an affiliate.


      As of December 31, 1999 and March 31, 2000, the Company owed Edward and Itir Stackpole $0.529 million and $0.666 million respectively, for accrued salaries. Since that date, the salaries have continued to accrue.

      The Company currently has outstanding loans to Mr. And Mrs. Stackpole totaling approximately $1,700,000, including accrued interest. In August 2000, the Company made a partial payment to the Stackpoles of $300,000 on the outstanding principal and interest. The outstanding debt is evidenced by a demand note which accrues interest at 9%, compounded quarterly.

ITEM 8.  DESCRIPTION OF SECURITIES

General
-------

      The authorized capital stock of Cyberfast consists of an aggregate of 50,000,000 shares, composed of: (i) 5,000,000 shares of preferred stock, $100.00 par value per share; (ii) 40,250,000 shares of Class A Common Stock, $0.01 per share; and (iii) 4,750,000 shares of Class B Common Stock, $0.01 per share.

Class A Common Stock
--------------------

      Holders of Class A Common Stock have one vote per share on each matter submitted to a vote of the shareholders and a ratable right to the net assets of Cyberfast upon liquidation. Holders of the Class A Common Stock do not have preemptive rights to purchase additional shares of Class A common stock or other subscription rights. The Class A Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Class A Common Stock are entitled to share equally in the dividends from legally available sources as determined by the board of directors, subject to any preferential dividend rights of the preferred stock. Upon dissolution or liquidation of Cyberfast, whether voluntary or involuntary, holders of the Class A Common Stock are entitled to receive assets of Cyberfast for distribution to the shareholders, subject to any preferential right of the preferred stock. All outstanding shares of Class A Common Stock are fully paid and non-assessable. As of August 14, 2000, there were 3,239,176 shares of Class A Common Stock outstanding.

Class B Common Stock
--------------------

     The Class B Common Stock and the Class A Common Stock are substantially identical, except that:

  . the holders of the Class B Common Stock have 10 votes per share and the holders of the Class A Common Stock have one vote per share on each matter considered by shareholders;

  . upon sale, except a gift, the Class B Common Stock shall automatically be converted into an equal number of fully-paid and non-assessable shares of Class A Common Stock; and

  . each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time.

     As of August 14, 2000, there were 4,477,600 shares of Class B Common Stock outstanding. 78.33% of the authorized and outstanding Class B Common Stock is held by Edward J. and Itir Stackpole. Because of the number of shares and voting power attributed to the Class B Common Stock, the Stackpoles are able to control the election of Cyberfast's directors and thereby control the policies and operations of Cyberfast. Thus, the holders of the Class A Common Stock may be deprived of an opportunity to sell their shares at a premium over prevailing market prices to a party interested in effectuating a business combination with Cyberfast because of the control of the Stackpoles.

Preferred Stock
---------------

     Preferred stock may be issued from time to time in one or more series. The board of directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon any series of preferred stock and to fix the number of such shares.

     There are no shares of preferred stock outstanding.



                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Prices Of Securities
---------------------------

     The Class A Common Stock of the Company is currently listed in the Pink Sheets, and prior to December, 1999 was listed on the OTCBB under the symbol "CYSI." From October through December 1998, the Class A Common Stock traded under the symbol "SXFT." The following table sets forth the high and low bid prices of the Company's Class A Common Stock during the periods indicated.


OTC Market

                    Calendar                  High Bid Price*     Low Bid Price*
                   ---------                  ---------------     --------------

2000               April 1 - June 30              $  4.75             $  2.00
                   January 1 - March 31              7.00                3.15

1999               October 1 - December 31           7.00                1.50
                   July 1 - October 31              12.00               7.375
                   April 1 - June 30                19.44                2.38
                   January 1 - March 31              5.25                2.13

1998               October 1 - December 31           5.38                2.25

__________
* Bid prices were provided by "www.bloomberg.com" via the internet. Quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

     The closing bid price of the Class A Common Stock on August 15, 2000 was $1.85 per share.

Holders
-------

     As of August 14, 2000, there were approximately 166 beneficial holders of the Company's common stock.

Dividends
---------

     The Company did not pay dividends on its common stock in 1998 or 1999 and it does not anticipate paying any dividends thereon in the foreseeable future. The Company's subsidiaries did make subchapter S distributions to their former shareholders.

ITEM 2. LEGAL PROCEEDINGS

     In January, 2000 the Company was served with a grand jury subpoena, issued by the U.S. Attorney for the Southern District of New York, to deliver to the District Court copies of numerous corporate documents, contracts and correspondence. Neither the Company nor any officer or director of the Company was required to personally appear in connection with the subpoena and related grand jury investigation. The Company was informed orally that the investigation relates to an investigation of manipulation of certain securities traded in the NASDAQ Over the Counter Bulletin Board, including trading in the Company's Class A Common Stock that has occurred in the past two years. Although the Company believes it is not the target of the investigation and that the targets of the investigation are certain persons and entities not affiliated with the Company, there can be no assurance that the investigation will not require the Company to expend the Company's resources on legal fees in responding to additional requests for information and documents, including any future subpoenas which may require that the Company's officers and directors be deposed by the U.S. Attorney. Expending funds on legal fees for responding to requests and, if necessary, in defending any action would usurp funds that could otherwise be applied towards the Company's business.

     The Company is involved in an arbitration with a former employee, Alan Goldstein, who is alleging termination of his employment agreement without cause. The dispute is in arbitration. Company management believes that termination was for cause and is vigorously defending its actions before an arbitration tribunal. The Company's exposure to loss (if the arbitration were to be decided against the Company) is estimated to be approximately $300,000 and options to purchase 300,000 Class A shares at a $5.00 per share exercise price. The arbitration will be governed by rules of the American Arbitration Association. The proceeding is currently pending and Company management expects an arbitration hearing within sixty days and a ruling shortly thereafter.

     No other legal proceedings are known to be pending, or in effect, against the Company at this time.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     On October 5, 1999 the Company engaged the firm of Rachlin Cohen & Holtz, LLP to audit Company financial statements for the fiscal years ended December 31, 1998 and 1999. The Company's financial statements were previously audited by Mr. Robert Jarkow, CPA. The Company learned that Mr. Jarkow was not independent, could not act as Company auditor, and could not render any opinion on the financial statements of the Company.

     There were no disagreements with Mr. Jarkow on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure while he was engaged by the Company.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 5, 2000, the Company entered into a Memorandum of Understanding (the "MOU") in connection with the sale of common stock of the Company to The FATA Group Sp.A. ("FATA"). The MOU was replaced when the Company completed the first closing of an investment agreement (the "Agreement") with The FATA Group Sp.A., an Italian corporation ("FATA"). Pursuant to the Agreement, on August 1, 2000, FATA subscribed to and purchased from the Company a total of 1,466,276 shares of the Company's Class A Common Stock for a total purchase price of $1,500,000 (the "First Closing"), consisting of a $300,000 loan from FATA plus accrued interest that was converted to equity, and cash from the internal funds of FATA. Previously, on May 5, 2000, FATA made a $300,000 loan to the Company, which had an interest rate of 6% per annum. Accordingly, on August 1, 2000, the Company received net proceeds of $1,199,964 from FATA.

     Prior to the First Closing of the Agreement, Edward J. Stackpole and Itir Stackpole (the "Controlling Shareholders") beneficially owned approximately 30.2% of the Company's outstanding Class A Common Stock and approximately 77.3% of the Company's Class B Common Stock. The Class B Common Stock is identical to the Class A Common Stock in all respects except that each share of Class B Common Stock has 10 votes in respect to each share of Class B Common Stock. Because of the number of shares and voting power attributed to the Class B Common Stock, the Controlling Shareholders controlled approximately 75.5% of the total voting power of the company prior to the First Closing of the Agreement. Immediately after the First Closing, FATA owned approximately 46.1% of the outstanding shares of the Company's Class A common stock.

     Upon satisfaction of all the conditions stated in the Agreement, but no later than November 30, 2000, FATA may subscribe and agree to purchase from the Company and the Company may issue and sell to FATA a combination of shares of Class A Common Stock, Class B Common Stock and/or Preferred Stock for a total purchase price of $3,500,000 (the "Second Closing"). The Second Closing would give FATA an ownership interest in the Company of 45% and a voting interest in the Company of 51% .

     During the past three years, the following persons and entities acquired shares of stock and other securities from us as set forth in the table below.

                              Class of Securities                                Amount of                            Securities
Shareholder                        Received                 Date Sold          Consideration                             Sold
-----------                        --------                 ---------          -------------                             ----
Edward J. Stackpole          Class B Common Stock         11/10/1998      923 Shares of Cyberfast              1,753,700/(1)/
                                                                          Network Systems, Inc. and 923
                                                                          shares of Budget-calls Corp.

Itir Stackpole               Class B Common Stock         11/10/1998      923 Shares of Cyberfast              1,753,700/(1)/
                                                                          Network Systems, Inc. and 923
                                                                          shares of Budget-calls Corp.

Oguz Stackpole               Class B Common Stock         11/10/1998      508 Shares of Cyberfast                965,200/(1)/
                                                                          Network Systems, Inc. and 508
                                                                          shares of Budget-calls Corp.

Greengold International      Class B Common Stock         11/10/1998      221 Shares of Cyberfast                209,950/(1)//(5)/
Corp.                                                                     Network Systems, Inc.

Ali Gurkan                   Class B Common Stock         11/10/1998      71 Shares of Cyberfast                  67,450/(1)/
                                                                          Network Systems, Inc.

Edward J. Stackpole          Class A Common Stock         11/10/1998      Services rendered                      125,552/(1)/

Itir Stackpole               Class A Common Stock         11/10/1998      Services rendered                      125,552/(2)/

                              Class of Securities                                Amount of                  Securities
Shareholder                        Received                 Date Sold          Consideration                   Sold
-----------                        --------                 ---------          -------------                   ----
Oguz Stackpole               Class A Common Stock         11/10/1998      Services rendered                 198,800/(2)/

Greengold International      Class A Common Stock         11/10/1998      Services rendered                  50,350/(2)/
Corp.

Ali Gurkan                   Class A Common Stock         11/10/1998      Services rendered                  49,806/(2)/

Kenneth Greenberg            Class A Common Stock         11/10/1998      Services rendered                  20,000/(3)/

Peter Goldstein              Class A Common Stock         11/10/1998      Services rendered                  20,000/(3)/

Jeffrey Gerstein             Class A Common Stock         11/10/1998      Services rendered                   4,800/(3)/

Robert Weinberg              Class A Common Stock         11/10/1998      Services rendered                  10,000/(3)/

Marjorie Weinberg Trust      Class A Common Stock         11/10/1998      Services rendered                  28,000/(3)/

Bridgestone Capital          Class A Common Stock         11/10/1998      Services rendered                 127,900/(3)/
Group, LLC

Kading Companies, S.A.       Class A Common Stock         11/10/1998      Services rendered                  17,000/(3)/

Robert Koester               Class A Common Stock         11/10/1998      Services rendered                   3,500/(3)/

David Rakiec                 Class A Common Stock         11/10/1998      Services rendered                   3,500/(3)/

Olympic Capital Group,       Class A Common Stock         11/10/1998      Services rendered                 115,735/(3)/
Inc. and Designees

Cosmo A. Palmieri            Class A Common Stock         11/10/1998      Services rendered                  41,100/(3)/

M. Dowell Stackpole          Class A Common Stock         01/01/1999      Inducement to join board of        58,000/(3)/
                                                                          directors

Douglas Blackwell            Class A Common Stock         01/06/1999      Services rendered                   7,500/(3)//(4)/

Advantage Marketing and      Class A Common Stock         04/05/1999      Promissory Note                    50,000/(3)/
Capital, Inc.

European Network Group       Class A Common Stock          04/07/199      Fee                                20,000/(3)/
Society

Alan T. Goldstein            Class A Common Stock         06/01/1999      Signing bonus pursuant to an       10,000/(3)/
                                                                          employment agreement with the
                                                                          Company

Bert Perez                   Class A Common Stock         06/01/1999      Signing bonus pursuant to an       10,000/(3)/
                                                                          agreement with the Company

Boru Enterprises, Inc.       Class A Common Stock         08/13/1999      Services rendered                  75,000/(3)/
____________

(1) The issuance of the 4,750,000 shares of Class B Common Stock to the shareholders of Cyberfast Network Systems, Inc. and Budget-Calls Corporation was exempt under Section 4(2) of the Securities Act of 1933 as a non-public offering. The Class B Common Stock was sold to five persons that exchanged their shares of Cyberfast Network Systems, Inc. for shares of Cyberfast Systems, Inc. Each of these persons executed appropriate investment letters and had access to information concerning Cyberfast so that he could fend for himself.
(2) The issuance of 550,000 shares of Class A Common Stock to the management of Cyberfast Network Systems, Inc. for services rendered was exempt under
     Section 3(b) of the Securities Act of 1933 and Rule 504 promulgated thereunder.
(3) The sale of shares of Class A Common Stock was exempt under Section 4(2) of the Securities Act. Each person acquired the shares for investment and had access to information concerning Cyberfast.
(4) The table does not include 10,000 shares issuable to Mr. Blackwell as a fee as of June 30, 1999. The shares have not been issued as of the date of this registration statement.
(5) All shares owned by Greengold International Corp. and 62,450 Class B shares owned by Gurkan were converted into Class A.

     The following Class A shares were issued in connection with the acquisition of Global in November 1999. The shares were issued in reliance on Section 4(2) of the Securities Act. In addition, 20,000 Class A shares were issued to J.W. Genesis Capital Markets, Inc. as a finder's fee.


     Name                               Global Shares   Cyberfast Class A Shares
     ----                               -------------   ------------------------

William Wollrab                             1,766,102              25,988

Ken Greenberg a/c/f Stephanie Greenberg       200,000               2,943

Chatfield Capital Corp.                       100,000               1,471

Green Capital, LLC                          4,950,000              72,839

Ken Greenberg a/c/f Annette Greenberg          70,000               1,030

Sissel Greenberg                               70,000               1,030

Dylan Linglebach                               10,000                 147

Chris and Ira Snare                           100,000               1,471

Keith Galanti                               2,500,000              36,788

Arnold Greenberg                              434,640               6,396

Fiserv Correspondent Services, Inc.           500,000               7,358
Cust. f/b/o Bernard O'Donnell IRA

Michael L. Rose                               400,000               5,886

Zenith Holdings, Ltd.                         250,000               3,679

Gerard Werner                                 100,000               1,471

N. Bruce Walko                                500,000               7,358

Lee McKnight                                   46,936                 691

     Name                               Global Shares   Cyberfast Class A Shares
     ----                               -------------   ------------------------

Patrick Kelly                                93,872                 1,381

Stan Borin                                   46,936                   691

William Lehr                                 46,936                   691

Jahangir Boroumand                           46,936                   691
                                         ----------               -------
Total Shares                             12,232,358               180,000
                                         ==========               =======


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws contain the following provisions regarding indemnification of its directors and officers:

     (a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer or employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

     (b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

     (c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Association.

                                    PART F/S
                                    --------

Financial Statements
--------------------

     The Company's audited financial statements for fiscal years ended December 31, 1998 and 1999, the statements of operations and statements of cash flows for the years then ended, and the unaudited financial statements for the quarter ended March 31, 2000 are attached following the signature page of this Form 10-SB.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


2.0      Plan of Reorganization.*
3.0      Articles of Incorporation.*
3.1      Articles of Amendment to the Articles of Incorporation of Smartfit
           Foundations, Inc.*
3.2      Amendment to the Articles of Incorporation of Cyberfast Systems,
           Inc.*
3.3      Bylaws.*
10.1     Cisco Equipment Lease*
10.2     Cyberfast/FATA Investment Agreement. Filed herewith.
10.3     Employment Agreement between the Company and Edward Stackpole.**
10.3     Employment Agreement between the Company and Itir Stackpole.**
10.3     Employment Agreement between the Company and Bert Perez.**
16.0 Form of letter to Mr. Robert Jarkow send pursuant to Item 304(a)(3) of Regulation SB.*
21.0     Subsidiaries.*
27.1     Financial Data Schedule. Filed herewith.
27.2     Financial Data Schedule. Filed herewith.

___________________
*  Previously filed
** To be filed by amendment

                   Cyberfast Systems, Inc. and Subsidiaries


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------



                                                                        PAGE
                                                                        ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       F-1


CONSOLIDATED FINANCIAL STATEMENTS

   Balance Sheet                                                         F-2

   Statements of Operations                                              F-3

   Statements of Stockholders' Deficiency                                F-4

   Statements of Cash Flows                                              F-5

   Notes to Consolidated Financial Statements                         F-6 - F-18

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------


Board of Directors and Stockholders
Cyberfast Systems, Inc. and Subsidiaries
Boca Raton, Florida


We have audited the accompanying consolidated balance sheet of Cyberfast Systems, Inc. and Subsidiaries as of December 31, 1999, and the related consolidated statements of operations, stockholders' deficiency and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cyberfast Systems, Inc. and Subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company is subject to certain significant risks and uncertainties, which conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these significant risks and uncertainties.

The accompanying balance sheet of Cyberfast Systems, Inc. and Subsidiaries as of March 31, 2000 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the three months ended March 31, 2000 and 1999 were not audited by us and, accordingly, we do not express an opinion or any other form of assurance on them.

        /s/ Rachlin Cohen & Holtz LLP

Fort Lauderdale, Florida
May 11, 2000, except for Note 9 as to
 which the date is August 1, 2000

                   Cyberfast Systems, Inc. And Subsidiaries
                          CONSOLIDATED BALANCE SHEETS

                                                                            March 31,       December 31,
                                          ASSETS                               2000             1999
                                          ------                               ----             ----
                                                                            (Unaudited)
Current Assets:
    Cash                                                                    $      3,666     $          -
    Advances to officers/directors and others                                     10,000           15,000
                                                                            ------------     ------------
      Total current assets                                                        13,666           15,000

Property and Equipment, Net of Accumulated Depreciation
    of $123,645 and $92,094                                                      326,825          358,376

Deposits                                                                           8,521                -
                                                                            ------------     ------------
                                                                            $    349,012     $    373,376
                                                                            ============     ============


                         LIABILITIES AND STOCKHOLDERS' DEFICIENCY
                         ----------------------------------------
Current Liabilities:
    Accounts payable and accrued expenses:
      Stockholder compensation                                              $    666,346     $    528,826
      Other                                                                      446,956          262,275
    Majority stockholder/officer/director/loan                                 1,531,587        1,346,361
    Income taxes payable                                                         151,000          151,000
    Bank overdraft                                                                     -           22,566
                                                                            ------------     ------------
      Total current liabilities                                                2,795,889        2,311,028
                                                                            ------------     ------------

Commitments, Contingencies, Other Matters and Subsequent Event                         -                -

Stockholders' Deficiency:
    Preferred stock, $100.par value; 5,000,000
      shares authorized; 0 shares issued
    Common stock
      Class A, $.01 par value; 40,250,000 shares authorized;
          1,710,450 shares issued and outstanding                                 17,105           17,105
      Class B, $.01 par value; 4,750,000 shares authorized;
          4,540,050 shares issued and outstanding                                 45,400           45,400
    Additional paid-in capital                                                 2,826,867        2,419,607
    Deficit                                                                   (5,336,249)      (4,419,764)
                                                                            ------------     ------------
                                                                              (2,446,877)      (1,937,652)
                                                                            ------------     ------------
                                                                            $    349,012     $    373,376
                                                                            ============     ============

                See notes to consolidated financial statements.

                   CYBERFAST SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             Three Months Ended                     Year Ended
                                                                 March 31,                         December 31,
                                                           ----------------------------   ----------------------------
                                                             2000          1999                1999            1998
                                                             ----          ----                ----            ----
                                                                 (Unaudited)
Revenues:
    Data communications services                           $  135,035     $        -        $  435,739    $  7,474,685

Cost of Sales                                                 278,182        124,789           637,191       2,220,941
                                                           ----------     ----------       -----------    ------------

Gross Margin                                                 (143,147)      (124,789)         (201,452)      5,253,744
                                                           ----------     ----------       -----------    ------------

Other Operating Expenses:
    General and administrative                                330,078        260,035         1,399,495       3,425,795
    Common stock and options issued for services              407,260         95,000         2,210,410          48,306
                                                           ----------     ----------       -----------    ------------
         Total expenses                                       737,338        355,035         3,609,905       3,474,101
                                                           ----------     ----------       -----------    ------------
Income (Loss) from Operations                                (880,485)      (479,824)       (3,811,357)      1,779,643
                                                           ----------     ----------       -----------    ------------
Other Income (Expense):
    Interest expense, stockholder                             (36,000)             -           (78,540)              -
    Interest income                                                 -              -                 -          13,287
    Penalties and interest                                          -              -          (115,000)              -
    Proceeds from contract settlement                               -              -                 -         836,000
                                                           ----------
                                                              (36,000)             -          (193,540)        849,287
                                                           ----------     ----------       -----------    ------------
Income (Loss) before Income Taxes                            (916,485)      (479,824)       (4,004,897)      2,628,930
Income Tax (Expense) Benefit                                        -        142,000           224,000        (260,000)
                                                           ----------     ----------       -----------    ------------
Net Income (Loss)                                          $ (916,485)    $ (337,824)      $(3,780,897)   $  2,368,930
                                                           ==========     ==========       ===========    ============
Net Income (Loss) Per Common Share -
    Basic and Diluted                                      $    (0.15)    $    (0.06)      $     (0.61)   $       0.39
                                                           ==========     ==========       ===========    ============
Weighted Average Number of Common
    Shares Outstanding                                      6,250,500      6,021,194         6,148,984       6,000,000
                                                           ==========     ==========       ===========    ============

1998 Proforma Tax:

During 1998, through September 30, 1998 the Companies were taxed as subchapter S Corporations.

The proforma tax is computed as if Cyberfast Systems, Inc. and Subsidiaries were taxed for the entire calendar year 1998 as a conventional corporation under the Internal Revenue Code.

      Income from operations before income tax                                                               $ 2,628,930
      Provisions for income tax                                                                                  989,000
                                                                                                             -----------
      Net income                                                                                             $ 1,639,930
                                                                                                             ===========
      Net income per share                                                                                        $ 0.27
                                                                                                                  ======
      Weighted average outstanding shares                                                                      6,000,000
                                                                                                             ===========

                See notes to consolidated financial statements.

                   Cyberfast Systems, Inc. and Subsidiaries
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                                                                                        Additional     Retained
                                                     Common Stock                         Paid-In      Earnings
                                             Shares                  Amount               Capital      (Deficit)      Total
                                             ------                  ------               -------      ---------      -----
                                       Class A    Class B      Class A    Class B
                                       -------    -------      -------    -------
Balance, December 31, 1997            1,459,950  4,540,050    $ 14,600   $ 45,400    $   211,702   $   (266,880)  $      4,822

Year ended December 31, 1998:

   Net income                                 -          -           -          -              -      2,368,930      2,368,930

   Distributions to stockholders              -          -           -          -              -     (2,740,917)    (2,740,917)
                                      ---------  ---------    --------   --------    -----------   ------------   ------------
Balance, December 31, 1998            1,459,950  4,540,050      14,600     45,400        211,702       (638,867)      (367,165)

Year ended December 31, 1999:

   Issuance of common stock for
   services                             250,500          -       2,505                 1,397,995              -      1,400,500

   Options granted for services               -          -           -          -        809,910              -        809,910

   Net loss                                   -          -           -          -              -     (3,780,897)    (3,780,897)
                                      ---------  ---------    --------   --------    -----------   ------------   ------------

Balance, December 31, 1999            1,710,450  4,540,050      17,105     45,400      2,419,607     (4,419,764)    (1,937,652)

Three Months Ended March 31, 2000
   (Unaudited):

   Options granted for services               -          -           -          -        407,260              -        407,260

   Net loss                                   -          -           -          -              -       (916,485)      (916,485)
                                      ---------  ---------    --------   --------    -----------   ------------   ------------

Balance, March 31, 2000 (Unaudited)   1,710,450  4,540,050    $ 17,105   $ 45,400    $ 2,826,867   $ (5,336,249)  $ (2,446,877)
                                      =========  =========    ========   ========    ===========   ============   ============

                See notes to consolidated financial statements.

                   Cyberfast Systems, Inc. and Subsidiaries
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         Three Months Ended             Years Ended
                                                                             March 31,                 December 31,
                                                                      ------------------------  ---------------------------
                                                                         2000          1999          1999           1998
                                                                         ----          ----          ----           ----
                                                                            (Unaudited)
Cash Flows from Operating Activities:
    Net income (loss)                                                 $ (916,485)  $ (337,824)  $ (3,780,897)   $  2,368,930
    Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:
        Depreciation                                                      31,551        6,613         90,094           2,000
        Stock-based compensation                                         407,260       95,000      2,210,410          48,306
        Loss on confiscated assets                                             -            -              -         108,892
        Changes in operating assets and liabilities:
        (Increase) decrease in :
           Customer deposits                                                   -            -              -        (309,000)
           Other                                                          (8,521)           -          3,027          20,000
        Increase (decrease) in:
           Accounts payable                                              322,201      180,989        640,190         (54,023)
           Income taxes payable                                                -     (142,000)      (109,000)        260,000
                                                                      ----------   ----------   ------------    ------------
               Net cash provided by (used in) operating activities      (163,994)    (197,222)      (946,176)      2,445,105
                                                                      ----------   ----------   ------------    ------------

Cash Flows from Investing Activities:
    Purchase of property and equipment                                         -      (26,001)      (347,233)        (93,237)
    Repayment of stockholder loan receivable                                   -            -              -         150,000
    (Advances to) repayments from  officers/directors and others           5,000            -        (15,000)              -
                                                                      ----------   ----------   ------------    ------------
               Net cash provided by (used in) investing activities         5,000      (26,001)      (362,233)         56,763
                                                                      ----------   ----------   ------------    ------------

Cash Flows from Financing Activities:
    Bank overdraft                                                       (22,566)           -         22,566               -
    Loans from stockholders                                              185,226      241,093      1,275,861          70,500
    Distributions to stockholders                                              -            -              -      (2,740,917)
                                                                      ----------   ----------   ------------    ------------
               Net cash provided by (used in) financing activities       162,660      241,093      1,298,427      (2,670,417)
                                                                      ----------   ----------   ------------    ------------

Net Increase (Decrease) in Cash and Cash Equivalents                       3,666       17,870         (9,982)       (168,549)

Cash and Cash Equivalents, Beginning                                           -        9,982          9,982         178,531
                                                                      ----------   ----------   ------------    ------------

Cash and Cash Equivalents, Ending                                     $    3,666   $   27,852   $          -    $      9,982
                                                                      ==========   ==========   ============    ============

Supplemental Disclosure of Cash Flow Information:
    Cash paid for interest                                            $        -   $        -   $          -    $          -
                                                                      ==========   ==========   ============    ============

                See notes to consolidated financial statements.

                   Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           MARCH 31, 2000 (UNAUDITED) AND DECEMBER 31, 1999 AND 1998


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business

            Cyberfast Systems, Inc. (the "Company") is an international provider of data communications services. The Company operates long distance and voice communication services primarily between the United States and under-served, under-developed or developing countries. All transmissions originate in the United States.

         Organization and Capitalization

            The Company was originally incorporated as SmartFit Brassiera Co., Inc., a New York corporation, and was in the business of selling women's undergarments. The Company changed its name to Smart Fit Foundation, Inc. on September 8, 1995.

            In October 1998, pursuant to an Agreement and Plan of Reorganization, Smart Fit Foundation, Inc. (a non-operating public shell), acquired 100% of the common stock of Cyberfast Network Systems Corp., in exchange for 97.8% of Smart Fit Foundation, Inc.'s common stock. On October 19, 1998, Smart Fit Foundation, Inc. changed its name to Cyberfast Systems, Inc.

            The Company's certificate of incorporation authorized the issuance of 50,000,000 shares of capital stock consisting of 5,000,000 shares of preferred stock with a $100.00 par value per share, 40,250,000 shares of Class A common stock with a $.01 par value per share and one vote per share and 4,750,000 shares of Class B common stock with a $.01 par value per share and ten votes per share.

            In October 1999, the Company acquired 100% of the outstanding capital stock of Global Telcom and Internet Ventures, Inc. (Global), an unrelated entity, in exchange for 180,000 shares of Company Class A common stock. The acquisition was accounted for as a pooling of interest, and, as a result, the consolidated financial statements give retroactive effect to the transaction. Global had minimal assets, liabilities or operations as of the date of the acquisition and for the periods included in these consolidated financial statements.

         Principles of Consolidation

            The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

                   Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Unaudited Financial Information

            The accompanying financial statements as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 are unaudited. However, in the opinion of management, such financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of financial position, results of operations and cash flows for such periods. Results of interim periods are not necessarily indicative of results to be expected for an entire year.

         Revenue Recognition

            Revenue is recognized when earned and recorded net of estimated chargebacks.

         Property and Equipment

            Property and equipment are recorded at cost and depreciation is provided using the straight-line method over the estimated useful lives of the assets. Gain or loss on disposition of assets, if any, is recognized currently. Repairs and maintenance of property and equipment are charged to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

         Income Taxes

            Cyberfast Network Systems Corp. was taxed under the provisions of Subchapter S of the Internal Revenue Code up to the Plan of Reorganization. Under the Subchapter S provisions, the Company generally does not pay federal corporate tax, but rather, the stockholders' share of income or loss is included in their individual tax returns. The Company terminated the S Corporation election effective September 30, 1998.

            The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         Concentrations of Credit Risk

            Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

            At certain times during the year the Company may have had cash balances in excess of federally insured limits. The Company maintains its cash balances with high quality financial institutions that the Company believes limits these risks.

                   Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Cash Equivalents

            For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Stock-Based Compensation

            The Company accounts for stock-based compensation issued to employees using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Compensation cost for stock options, if any, is measured as the excess of the estimated market price of the Company's stock at the date of grant or agreement in principle to grant the option, if earlier, over the amount the recipient must pay to acquire the stock.

            Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123. The Company follows SFAS No. 123 in accounting for stock options issued to non-employees.

         Advertising

            Advertising costs are charged to expense as incurred. Advertising costs incurred for the years ended December 31, 1999 and 1998 and the three months ended March 31, 2000 (unaudited) were not material.

                    Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recent Accounting Pronouncements

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and displaying comprehensive income, its components, and accumulated balances. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. Both SFAS No. 130 and SFAS no. 131 are effective for periods beginning after December 15, 1997. The Company adopted these new accounting standards in 1998, and their adoption had no effect on the Company's financial statements and disclosures.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. On June 30, 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 as amended by SFAS No. 137 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

            Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2001 to affect its consolidated financial statements.


NOTE 2.  GOING CONCERN CONSIDERATIONS

         The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. As reflected in the consolidated financial statements, the Company incurred a net loss of approximately $3,890,000 in 1999 and as of December 31, 1999 the consolidated financial position reflect a bank overdraft, minimal current assets, and a stockholders' deficiency of approximately $1,787,000. During 1998, the Company was operating almost exclusively in India. In September 1998, India, alleging inappropriate use of the telephone lines and non-payment of various taxes and tariffs, confiscated all the Company's operating assets, including cash accounts, in India (see Note 3). As a result, the Company had no active operations and has spent 1999, continuing into 2000, reestablishing its business operations.

                   Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 2.  GOING CONCERN CONSIDERATIONS (Continued)

         Management's plans with regard to these matters include:

         During 2000 the Company is building a network of Points of Presence
         (POPs) around the world. This worldwide footprint will be used for transport of voice, data, video, Internet access and multimedia by a variety of users. The Company owns a switch center in Florida where it receives and transmits all of the traffic between the U.S. and all international gateway locations via a fiber optic link to a satellite dish in Amsterdam, Holland. The Company plans to leverage IP technology to reduce the costs of providing telecommunications services in traditionally high priced markets.

         The Company has gained access to a state of the art satellite infrastructure through a lease with Royal Dutch Telecom (KPN) that has a footprint in Europe, Asia, and Africa. This unique position enables the Company to deploy its toll quality services quickly and efficiently in any geographical location (in Europe, Asia and Africa) without having to have access to expensive land-based infrastructure. To enable the Company to build a presence in selected countries, management has entered into a strategic alliance with KPN, which will provide the Company with high bandwidth access to Western Europe.

         To fund the Company's international development, management entered into a Memorandum of Understanding (MOU) with FATA Group SpA, which calls for a series of capital investments. (See note 9) The eventual success of management's plans cannot be ascertained with any degree of certainty.

         The conditions described above regarding going concern considerations raise substantial doubt as to the ability of the Company to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these significant risks and uncertainties.


NOTE 3.  CONFISCATED ASSETS

         In September 1998, India, the country in which the Company was conducting substantially all of its business operations, issued an injunction stopping the Company from operating and seized all Company assets located in India. The primary assets confiscated were property and equipment, which had a net book value of approximately $109,000 at the time it was confiscated. In addition, the Company had three bank accounts with minimal balances, which were also confiscated. All confiscated assets have been expensed in the accompanying consolidated financial statements.

                   Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 4.  STOCKHOLDER LOANS

         At various times during 1999, the majority stockholders loaned a total of $1,346,361 to the Company. A demand note was executed January 1, 2000, which provides for quarterly interest payments at 9%. Subsequent to year-end, the stockholders loaned an additional approximately $220,000 to the Company. During 1999 and the three months ended March 31, 2000 (unaudited), the Company incurred, but did not pay, interest expense of approximately $78,000 and $36,000 in connection with these loans.


NOTE 5.  INCOME TAXES

         The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

         A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

                                                                        Three Months Ended                     Years Ended
                                                                            March 31,                           December 31,
                                                                         2000        1999                  1999           1998
                                                                         ----        ----                  ----           ----
                                                                            (Unaudited)
          Tax provision at the statutory rate of 34%                  $ (312,000)    $ (163,000)     $ (1,296,000)    $  894,000
          State income taxes, net of federal income tax                  (27,000)       (14,000)         (114,000)        95,000
          Benefit of net operating loss carryback                              -              -          (224,000)             -
          Stock based compensation                                       151,000         35,000           370,000              -
          Tax relating to subchapter S status                                  -              -                 -       (729,000)
          Change in valuation allowance                                  188,000              -           991,000              -
          Other                                                                -              -            49,000              -
                                                                      ----------     ----------      ------------     ----------
                                                                      $        -     $ (142,000)     $   (224,000)    $  260,000
                                                                      ==========     ==========      ============    ==========

         The net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. Significant components of the Company's deferred tax assets are as follows:

                                                                                          March 31,        December 31,
                                                                                             2000             1999
                                                                                             ----             ----
                                                                                         (Unaudited)
          Benefit of net operating loss carry forward                                   $   809,000         $ 621,000
          Stock and options issued for compensation                                         370,000           370,000
          Less valuation allowance                                                       (1,179,000)         (991,000)
                                                                                         ----------         ---------
             Net deferred tax asset                                                        $      -         $       -
                                                                                         ==========        =========

         As of December 31, 1999 and March 31, 2000 (unaudited), sufficient uncertainty exists regarding the reliability of these deferred tax assets and, accordingly, a 100% valuation allowance has been established.

                   Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 5.  INCOME TAXES (Continued)

         The Company is delinquent in the filing of various federal and state income tax returns. The Company is also delinquent in paying 1998 federal and state income taxes. Estimated penalties and interest through December 31, 1999 have been recorded in these 1999 consolidated financial statements in the amount of $151,000. The Company may also be subject to possible review and examination of such tax returns by the appropriate taxing authorities. Additional income taxes, including penalties for non-compliance and interest, if any that may be assessed will be charged to operations when determined.

         In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater that 50% of a corporation within a three year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carryforwards. Such a change in ownership is contemplated in the proposed sale of common stock (see Note 9). Under such circumstances, the potential benefits from utilization of the tax loss carryforwards as of that date may be substantially limited or reduced on an annual basis. To the extent that net operating loss carry forwards, when realized, relate to stock option deductions, the resulting benefits will be credited to stockholders' equity.


NOTE 6.  COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS

         Litigation

            The Company is involved in certain lawsuits arising in the ordinary course of business. In the opinion of management, any liabilities resulting from such litigation would not be material in relation to the Company's consolidated financial position.

         Employment Agreements

            The Company has entered into employment agreements with its executive officers, effective January 1999, the terms of which expire at various times through June 2002. Such agreements, which have been revised from time to time, provide for minimum salary levels, as well as for incentive bonuses, payable quarterly. The agreements also provide for the grant of 1,800,000 stock options at $3.50 per share, 300,000 stock options at $5.00 per share and 300,000 stock options at market value pursuant to a vesting schedule. The stock options vest quarterly over three-year periods and expire after ten years. The aggregate commitment for future salaries at December 31, 1999, excluding bonuses and stock options, is approximately $1,350,000. During 1999 two officer/director/employees agreed to defer payment of a large portion of their compensation. Included in accrued expenses is approximately $529,000 and $666,000 (unaudited) of compensation due to these officer/director/employees at December 31, 1999 and March 31, 2000, respectively.

            One agreement was terminated during 1999 with only 50,000 of the 300,000 options granted vested; the remainder were canceled. An arbitration claim has been filed by the former employee against the Company. The maximum exposure is the balance of wages due for the remaining term of the agreement, approximately $300,000, and the vesting of all stock options. The Company believes that the contract was terminated for cause, that the Company has no financial obligations to the previous employee, and is vigorously defending this action.

                    Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 6.  COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS (Continued)

         Service Agreements

            The Company has service agreements with several contractors that provide service for circuits originating in the United States and terminating in foreign countries. The agreements, which provide for compensation based primarily on a percentage of income generated, expire at various dates through December 2004. The contractors provide the equipment, facilities, and related services required for terminating data and voice calls, and otherwise receiving and/or transmitting communications.

         Satellite Service Agreement

            The Company has two service agreements with a satellite provider. The agreements, which provide for monthly payments totaling $28,800, expire through August 2000. As of December 31, 1999 and March 31, 2000 (unaudited), approximately $106,000 and $86,000 was incurred, but unpaid, under these agreements and is included in accounts payable. The remaining payments due in 2000 under these agreements total approximately $113,000.


         Operating Leases

            The Company leases certain of its facilities and equipment under non-cancelable operating leases, which expire through June 2004. In addition, the Company is responsible for all taxes, insurance, maintenance and utilities.

            Minimum future lease payments on these leases are as follows:


              Year ending December 31:
               2000                                                 $293,000
               2001                                                  300,000
               2002                                                  154,000
               2003                                                  103,000
               2004                                                   52,000
                                                                   --------
                  Total                                             $902,000
                                                                   =========

            Rent expense for the facility was $46,585 and $128,698 for 1999 and 1998, respectively, and $8,116 for the three months ended March 31, 2000 (unaudited).

         Foreign Operations

            The Company conducts business operations in foreign countries where the customs, laws and business practices are different from those in the United States. The laws and regulations in these countries may change without notice or may not be appropriately enforced, resulting in the interruption of service or other consequences to the Company. These consequences could have a material effect on the Company.

                    Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 6.  COMMITMENTS, CONTINGENCIES, AND OTHER MATTERS (Continued)

         Significant Customers and Suppliers

            The Company sells its data communications services to a limited number of customers. One customer accounted for 100% of the revenue during the year ended December 31, 1999. Two customers accounted for 50% of the revenues each during the year ended December 31, 1998.

            The Company leases long-distance networks, which the Company is dependent on to connect and route calls. One supplier accounted for 100% of these services during the years ended December 31, 1999 and 1998.

         Placement Agent Agreement

            During September 1999, the Company entered into an agreement in connection with placement services for proposed private placements of equity or debt securities at any time within twelve months from September 23, 1999. If one or more sales are consummated , the Company will pay a placement fee equal to 10% of the purchase price and issue placement agent warrants to purchase 2% of the fully diluted shares of common stock of the Company at the closing bid price on the date of the closing of the sale. The Company has also agreed to pay reasonable out-of-pocket expenses not to exceed $25,000.

         Related Party Transactions

            During 1998, approximately $310,000 of commissions were paid to two consultants who are related by birth to a majority stockholder. These agents resigned from providing services in the second quarter of 1999. During the first half of 1999, there were no revenues and, as a result, no commissions earned.

            During 1999, the Company issued 58,000 shares of Class A common stock and options to purchase an additional 50,000 shares at $3.50 per share (the fair value of the underlying shares on the date of grant) to a member of the Company's Board of Directors who is related by birth to a majority stockholder. The common shares and options were issued in connection with services provided during 1999 as a member of the Board of Directors. Subsequent to December 31, 1999, this Board member received an additional 50,000 options to purchase common stock, again in connection with services to be rendered as a Board member.


NOTE 7.  NET INCOME (LOSS) PER SHARE

         The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share" which requires the presentation of both basic and diluted net income (loss) per share.

                    Cyberfast Systems, Inc. and Subsidiaries

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 7.  NET INCOME (LOSS) PER SHARE (Continued)

         Basic net income (loss) per common share has been computed based upon the weighted average number of shares of common stock outstanding during the period. The number of shares used in the computation was 6,148,984 and 6,000,000 for 1999 and 1998, respectively, and 6,250,500 and 6,021,194 for the three months ended March 31, 2000 and 1999 (unaudited), respectively. Diluted income (loss) per common share has not been presented, since the effect of common share equivalents is not material in 1998 and would be anti-dilutive in 1999.


NOTE 8.  STOCK-BASED COMPENSATION

         Stock Issued for Services

            During 1999, the Company issued 250,500 shares of Class A common stock to certain employees and consultants in exchange for services, including 50,000 shares issued to a related party (see Note 6). These shares have been accounted for as compensation/consulting expense at the estimated fair value of the shares issued, unless the value of the services was more reliably determined, with a corresponding credit to additional paid-in capital. The total expense recorded in connection with the issuance of these common shares was $1,400,500.

         Stock Options

            In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted by SFAS No. 123, the Company continues to apply the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

            Pursuant to SFAS No. 123, the Company has elected to account for its employee stock options under APB Opinion No. 25. Compensation cost has been recognized for any options for which the market value exceeded the exercise price on the date of the grant or agreement in principle to grant the option, if earlier. The Company granted 2,575,000 options to employees of which 900,000 and 1,050,000 were vested as of December 31, 1999 and March 31, 2000 (unaudited). Compensation expense of $340,750 and $137,500 has been recognized in these consolidated financial statements for 1999 and March 31, 2000 (unaudited) relating to these vested options. Had compensation cost for the plan been determined on the fair value at the grant date consistent with SFAS No. 123, the Company's net earnings would have been as follows:

                                  (continued)

         Stock Options (Continued)

                                                     March 31,      December 31,
                                                       2000             1999
                                                       ----             ----
                    As Reported                     $ (916,485)
              Pro Forma                             $ (5,107,735)   $(7,446,397)

            Basic Net Loss Per Share:
              As Reported                           $   (0.15)     $     (0.63)
              Pro Forma                             $   (0.82)     $     (1.21)


            The Company accounts for stock-based compensation grants to non-employees pursuant to the guidance of SFAS No. 123 using the fair-value-based method. The Company granted 148,000 options to non-employees as of December 31, 1999 and March 31, 2000 (unaudited), all of which are vested. Expense of $469,160 and $269,760 has been recorded in the accompanying consolidated financial statements for 1999 and the three months ended March 31, 2000 (unaudited).

            The Company estimates the fair value of each stock option at the grant date by using the Black-Sholes option-pricing model with the following weighted-average assumptions used for grants; no dividend yield; an expected life of ten years; 143% expected volatility, and 6.00% risk free interest rate.

            The option valuation model was developed for use in estimating the fair value of traded options that h restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions including the expected price volatility. Since the Company's stock options have characteristics significantly different from those of traded options, and since variations in the subjective input assumptions can materially affect the fair value estimate, the actual results can vary significantly from estimated results.

            A summary of the status of options as of December 31, 1999 and March 31, 2000 (unaudited) and changes during the period ended on that date are presented below:

                   CYBERFAST SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 8.  STOCK-BASED COMPENSATION (Continued)

         Stock Options (Continued)

                                                                               Weighted
                                                                   Number      Average        Expiration
                                                                 of Shares      Price            Date
                                                                ----------      -----            ----
            Balance, December 31, 1998                                   -       $    -            -
            Year Ended December 31, 1999:
             Granted                                             2,723,000         3.63      November 2004
             Exercised                                                   -                  to December 2009
             Expired                                               250,000
                                                                 ---------
             Balance, December 31, 1999                          2,473,000         3.63      November 2004
                                                                                            to December 2009

            Three Months Ended March 31, 2000 (Unaudited):
             Granted                                                48,000         5.00
             Exercised                                                   -
                                                                 ---------
            Balance, March 31, 2000 (Unaudited)                  2,521,000         3.63      November 2004
                                                                 =========
                                                                                           to December 2009

            The following table summarizes information about outstanding options at December 31, 1999 and March 31, 2000 (unaudited):

                       Options Outstanding                                            Options Exercisable
      -----------------------------------------------------------     -----------------------------------------------------
                             Number        Number      Weighted                          Number
                          Outstanding   Outstanding     Average            Range      Exercisable   Exercisable   Weighted
            Range of          at            at        Remaining             of             at            at       Average
            Exercise     December 31,    March 31,    Contractual        Exercise     December 31,   March 31,    Exercise
            Prices           1999          2000          Life              Price          1999         2000         Price
            ------           ----          ----          ----              -----          ----         ----         -----
                                       (Unaudited)                                                  (Unaudited)
       $3.50 - $7.00       2,473,000    2,521,000      9 years          $3.50 - $7.00   1,048,000    1,246,000      $3.63
        ============       =========    =========      =======          =============   =========    =========       ====

       Subsequent to December 31, 1999, 400,000 options were granted to employees pursuant to employment agreements, and 148,000 options were granted to certain board and advisory board members.


NOTE 9.  SUBSEQUENT EVENT

         On May 5, 2000, the Company entered into a Memorandum of Understanding ("MOU") in connection with the sale of common stock. The MOU provides for a bridge loan of $300,000, repayable from the first capital funding with interest at 6%, but in no case later than August 1, 2000. This bridge loan, which is guaranteed by the majority stockholders, was received by the Company in May, 2000.

                   CYBERFAST SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


NOTE 9.  SUBSEQUENT EVENT (Continued)

         The purchaser, upon successful conclusion of preliminary due diligence, has the right to contract to purchase 45% of the total outstanding capital stock and 51% of the voting rights of the Company for $5,000,000 payable in two tranches. Within seven days of the execution of the contract, the purchaser must purchase $1,500,000 of Class A common stock. The purchaser then has 150 days to complete any and all due diligence. At that time, if the purchaser has decided to complete the transaction, the remaining $3,500,000 is to be funded.

         In addition to the 45% of outstanding capital stock, the purchaser will receive a warrant to purchase at least an additional 6% of the outstanding capital stock of the Company at $3.00 per share (based on fair value at the date of the MOU).

         In the event that the purchaser decides, pursuant to final due diligence, not to purchase the second tranche, the purchaser will have a put option in connection with the first tranche. The put option will require the Company to buy back the shares acquired in the first tranche for $1,500,000, plus interest at 6% per annum for the time the shares were held. The Company must repurchase the shares within four months from the time the purchaser makes the request. The transaction, in its entirety, is personally guaranteed by the current majority stockholders.

         On July 26, 2000, the Company entered into an investment agreement which contractually obligates the purchaser and the Company to the terms of the MOU as outlined above. On August 1, 2000, the Company received payment in full for the first tranche in exchange for the issuance of 1,466,276 Class A common stock. After repayment of the bridge loan, including interest, the Company received net proceeds of $1,199,964.

                               INDEX TO EXHIBITS


2.0      Plan of Reorganization.*
3.0      Articles of Incorporation.*
3.1      Articles of Amendment to the Articles of Incorporation of Smartfit
           Foundations, Inc.*
3.2      Amendment to the Articles of Incorporation of Cyberfast Systems,
           Inc.*
3.3      Bylaws.*
10.1     Cisco Equipment Lease*
10.2     Cyberfast/FATA Investment Agreement. Filed herewith
10.3     Employment Agreement between the Company and Edward Stackpole. **
10.3     Employment Agreement between the Company and Itir Stackpole. **
10.3     Employment Agreement between the Company and Bert Perez. **
16.0     Form of letter to Mr. Robert Jarkow send pursuant to Item 304(a)(3)
           of Regulation SB.*
21.0     Subsidiaries.*
27.1     Financial Data Schedule. Filed herewith.
27.2     Financial Data Schedule. Filed herewith.

_________________
* Previously filed
** To be filed by amendment.

                                   SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Form 10-SB/A No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 21, 2000            CYBERFAST SYSTEMS, INC.



                                   By: /s/ Edward J. Stackpole
                                      ----------------------------------------
                                   Edward J. Stackpole, Chief Executive Officer
                                   And Co-Chairman of the Board


                                      40